Exhibit 99.1

CANADA GOOSE HOLDINGS INC.

NOTICE OF

ANNUAL MEETING OF SHAREHOLDERS

OF CANADA GOOSE HOLDINGS INC.

TO BE HELD ON AUGUST 15, 2017

AND

MANAGEMENT INFORMATION CIRCULAR

OF CANADA GOOSE HOLDINGS INC.

CANADA GOOSE HOLDINGS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of the holders of subordinate voting shares (the “Subordinate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”) of Canada Goose Holdings Inc. (the “Company”) will be held at 9:00 a.m. (Eastern time) on August 15, 2017 at Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9, to consider and take action on the following matters:

(1)	to receive the consolidated financial statements of the Company for the fiscal year ended March 31, 2017, together with the notes thereto and the independent auditor’s report thereon;

(2)	to elect the directors of the Company who will serve until the next annual meeting of shareholders or until their successors are elected or appointed;

(3)	to appoint the auditor of the Company and authorize the Board of Directors to fix their remuneration; and

(4)	to transact such other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

As a shareholder of the Company, it is very important that you read this material carefully and then vote your Shares, either by proxy (or voting instruction form, as applicable) or in person at the Meeting.

The accompanying management information circular of the Company dated July 7, 2017 (the “Circular”) provides additional information relating to the matters to be dealt with at the Meeting. Also enclosed is a form of proxy for the Meeting.

The consolidated financial statements of the Company for the fiscal year ended March 31, 2017, together with the notes thereto, the independent auditor’s report thereon and the related management’s discussion and analysis are available on SEDAR at www.sedar.com.

The Board of Directors has fixed the close of business on June 30, 2017 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof. No person who becomes a shareholder of record after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof.

A shareholder who is unable to be present at the Meeting and who wishes to appoint some other person (who need not be a shareholder) to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy, and, in either case, by returning the completed form of proxy in the pre-addressed return envelope provided for that purpose to Computershare Investor Services Inc. no later than 9:00 a.m. (Eastern time) on August 11, 2017, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays and holidays). The Company reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice. Non-registered shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary should carefully follow the instructions of their intermediary to ensure that their Shares are voted at the Meeting in accordance with such shareholder’s instructions.

At the Meeting, the Company will also report on its business results for the fiscal year ended March 31, 2017.

Dated at Toronto, Ontario, this 7th day of July, 2017.

By order of the Board of Directors,

Dani Reiss

President & Chief Executive Officer

CANADA GOOSE HOLDINGS INC.

MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION

This management information circular (the “Circular”) is furnished in connection with the solicitation by management of Canada Goose Holdings Inc. (the “Company”) of proxies for use at the annual meeting of shareholders of the Company (the “Meeting”) to be held on August 15, 2017 at 9:00 a.m. (Eastern time) at Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9, or any postponements or adjournments thereof, for the purposes set forth in the accompanying notice of annual meeting of shareholders (the “Notice of Meeting”).

Unless otherwise noted or the context otherwise requires, all information provided in this Circular is given as at July 7, 2017 and references to the “Company” and “Canada Goose” refer to Canada Goose Holdings Inc., its direct and indirect subsidiaries, predecessors and other entities controlled by them. Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to Canadian dollars. Certain totals, subtotals and percentages throughout this Circular may not reconcile due to rounding.

The Company’s audited annual consolidated financial statements for the fiscal year ended March 31, 2017 (“Fiscal 2017”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and are presented in thousands of Canadian dollars, except where otherwise indicated. However, certain financial measures contained in this Circular are non-IFRS measures. Additional information relating to non-IFRS measures can be found in the section entitled “Non-IFRS Measures” of the Company’s Annual Report on Form 20-F available on SEDAR at www.sedar.com.

No person has been authorized to give any information or to make any representation in connection with any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Forward-Looking Statements

Certain statements in this Circular constitute forward-looking statements. The words “scheduled”, “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “predicts”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company’s business guidance, objectives, plans and strategic priorities will be achieved.

Many factors could cause the Company’s actual results or affairs to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risk Factors” section of the Company’s Annual Report on Form 20-F dated June 5, 2017 for Fiscal 2017 (which, for purposes of applicable Canadian securities laws, constitutes the Company’s Annual Information Form) and of the Company’s Supplemented Short Form PREP Prospectus dated June 27, 2017, which are incorporated by reference in this cautionary statement. Although these factors are not intended to represent a complete list of the factors that could affect the Company, they should be considered carefully. The forward-looking statements contained in this Circular are made as of the date of this Circular, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required

5	2017 Management Information Circular

by applicable securities regulations. The forward-looking statements contained in this Circular are expressly qualified by this cautionary statement. We caution investors not to rely on the forward-looking statements contained in this Circular when making an investment decision in our securities. You are encouraged to read our filings with the Securities and Exchange Commission (the “SEC”) available at www.sec.gov and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. The forward-looking statements in this Circular speak only as of the date of this Circular, and we undertake no obligation to update or revise any of these statements.

Voting Information

The following questions and answers provide guidance on how to vote your subordinate voting shares (the “Subordinate Voting Shares”) and/or multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”) of the Company.

Who is soliciting my proxy?

Management of the Company is soliciting your proxy. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited by telephone, over the Internet, in writing or in person, by directors, officers or employees of the Company and its subsidiaries who will receive no other compensation therefore other than their regular remuneration. The Company may also reimburse brokers and other persons holding Shares in their name or in the name of nominees for the costs incurred in sending proxy materials to their principals in order to obtain their proxies. Such costs are expected to be nominal.

Who can vote?

Only persons registered as holders of Subordinate Voting Shares and/or Multiple Voting Shares on the books of the Company as of the close of business on June 30, 2017 (the “Record Date”) are entitled to receive notice of, and to vote, at the Meeting or any postponement or adjournment thereof, and no person becoming a shareholder after the Record Date shall be entitled to receive notice of, and to vote, at the Meeting or any postponement or adjournment thereof. The failure of any shareholder to receive notice of the Meeting does not deprive the shareholder of the right to vote at the Meeting.

What will I be voting on?

Holders of Shares will be voting:

●	to elect the directors of the Company who will serve until the next annual meeting of shareholders or until their successors are elected or appointed;

●	to appoint the auditor of the Company and authorize the Board of Directors to fix their remuneration; and

●	to transact such other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

How will these matters be decided at the Meeting?

A simple majority of the votes cast, in person or by proxy, will constitute approval of each of the matters specified in this Circular.

For details regarding the Company’s majority voting policy with respect to the election of directors, see “Disclosure of Corporate Governance Practices – Majority Voting Policy”.

6	2017 Management Information Circular

What is the necessary quorum for the Meeting?

A quorum for meetings of shareholders is present if shareholders who, in the aggregate, hold at least twenty-five percent (25%) of the issued shares plus at least a majority of Multiple Voting Shares entitled to vote at the meeting are present in person or represented by proxy.

How many votes do I have?

The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws in that they do not carry equal voting rights with the Multiple Voting Shares.

Each Multiple Voting Share carries the right to ten votes and each Subordinate Voting Share carries the right to one vote. In the aggregate, all of the voting rights associated with the Subordinate Voting Shares represented, as at July 7, 2017, 4.8% of the voting rights attached to all of the issued and outstanding Shares.

The Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. Upon the first date that any Multiple Voting Share shall be held other than by a Permitted Holder (as such term is defined in the Company’s articles), such holder, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert all of the Multiple Voting Shares held by such holder into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis.

In addition, all Multiple Voting Shares held by the Bain Group Permitted Holders (as such term is defined in the Company’s articles) will convert automatically, without any further action, into Subordinate Voting Shares at such time as the Bain Group Permitted Holders that hold Multiple Voting Shares no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 15% of the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for the purposes of such calculation) and all Multiple Voting shares held by the Reiss Group Permitted Holders (as such term is defined in the Company’s articles) will convert automatically, without any further action, into Subordinate Voting Shares at such time that is the earlier to occur of the following: (i) the Reiss Group Permitted Holders that hold Multiple Voting Shares no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 15% of the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for the purposes of such calculation) and (ii) Dani Reiss is no longer serving as a director of the Company or in a senior management position with the Company.

Under applicable Canadian laws, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules of the Toronto Stock Exchange (the “TSX”) designed to ensure that, in the event of a take-over bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple Voting Shares, DTR LLC (“DTR”), DTR (CG) Limited Partnership (“DTR LP”), DTR (CG) II Limited Partnership (“DTR LP II” and, together with DTR and DTR LP, the “Reiss Group”) and Brent (BC) Participation S.À R.L. (the “Bain Capital Entity” and together with the Reiss Group, the “Principal Shareholders”), as the holders of all the outstanding Multiple Voting Shares as at March 21, 2017, entered into a coattail agreement dated March 21, 2017 with the Company and Computershare Trust Company of Canada (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual-class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable securities laws in Canada to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares. A copy of the Coattail Agreement is available on SEDAR at www.sedar.com.

7	2017 Management Information Circular

Who can I call with questions?

If you have questions about the information contained in this Circular or require assistance in completing your form of proxy, please contact Computershare Investor Services Inc. (“Computershare”), the Company’s transfer agent, toll-free at 1-800-564-6253, or by mail at:

Computershare Investor Services Inc.

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

How do I vote?

●

If you are eligible to vote and you are registered as a shareholder on the books of the Company as of the close of business on the Record Date, you can vote your Shares in person at the Meeting or by proxy, as explained below.

●

If your Shares are held in the name of a depositary or a nominee such as a trustee, financial institution or securities broker, please see the instructions below under “How do I vote if I am a non-registered shareholder?”.

How do I vote if I am a registered shareholder?

1. Voting in person

If you wish to vote in person, you may present yourself to a representative of Computershare at the registration table at the Meeting. Your vote will be taken and counted at the Meeting.

2. Voting by proxy

Whether or not you attend the Meeting, you may appoint someone else to vote for you as your proxyholder. Your vote will thus be counted at the Meeting. You may use the enclosed form of proxy, or any other proper form of proxy, in order to appoint your proxyholder. The persons named in the enclosed form of proxy, namely Dani Reiss and John Black, are the President & Chief Executive Officer and the Chief Financial Officer of the Company, respectively. However, you may choose another person to act as your proxyholder, including someone who is not a shareholder of the Company, by inserting another person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy.

Registered shareholders may vote by proxy as follows: by mail or fax, by telephone or over the Internet, in accordance with the instructions provided in the enclosed form of proxy.

Non-registered shareholders will be provided with voting instructions by their nominees. Please see further instructions below under the heading “How do I vote if I am a non-registered shareholder?”.

How will my proxyholder vote?

On the form of proxy, you may indicate either how you want your proxyholder to vote your Shares, or you can let your proxyholder decide for you.

If you have specified on the form of proxy how you want your Shares to be voted on a particular matter (by marking FOR or WITHHOLD), then your proxyholder must vote your Shares accordingly.

If you have not specified on the form of proxy how you want your Shares to be voted on a particular matter, then your proxyholder can vote your Shares as he or she sees fit.

8	2017 Management Information Circular

Unless contrary instructions are provided, the voting rights attached to the Shares represented by proxies received by the management of the Company will be voted:

●	FOR the election of all the nominees proposed as directors; and

●	FOR the appointment of Deloitte LLP as auditor of the Company and authorizing the Board of Directors to fix their remuneration.

What if there are amendments or if other matters are brought before the Meeting?

The enclosed form of proxy gives the persons named in it authority to use their discretion in voting on amendments or variations to matters identified in the Notice of Meeting.

As of the date of this Circular, the management of the Company is not aware of any other matter to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons named in the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred upon them by the form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You may revoke your proxy at any time before it is acted upon in any manner permitted by law, including by stating clearly, in writing, that you wish to revoke your proxy and by delivering this written statement to Computershare, no later than the last business day before the day of the Meeting, or to the Chairman of the Meeting on the day of the Meeting or any postponement or adjournment thereof.

How do I vote if I am a non-registered shareholder?

In many cases, Shares beneficially owned by a shareholder (a “non-registered shareholder”) are registered in the name of a depositary or a nominee such as a trustee, financial institution or securities broker. For example, Shares listed in an account statement provided by the broker of a shareholder, are, in all likelihood, not registered in the shareholder’s name. If you are a non-registered shareholder, you can vote your Shares in person at the Meeting or by giving your voting instructions, as explained below.

1. Voting in person

Canada Goose and/or Computershare do not have a record of the names of the non-registered shareholders of the Company.

If you are a non-registered shareholder and you attend the Meeting, Canada Goose and/or Computershare will have no knowledge of your shareholdings or your entitlement to vote, unless your nominee has appointed you as proxyholder.

If you are a non-registered shareholder and wish to vote in person at the Meeting, you have to insert your own name in the space provided on the form of proxy or voting instruction form sent to you by your nominee and must follow all of the applicable instructions provided by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your nominee.

2. Giving voting instructions

Applicable securities laws and regulations require nominees of non-registered shareholders to seek the latter’s voting instructions in advance of the Meeting. Therefore, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders’ meetings, you will have received this Circular in a mailing from your nominee, together with a form of proxy or voting instruction form, as the case may be.

9	2017 Management Information Circular

The Company does not send proxy-related materials directly to non-registered shareholders and is not relying on the notice-and-access provisions of securities laws for delivery to either registered or non-registered shareholders.

Canada Goose intends to pay for proximate intermediaries to send the proxy-related materials to objecting beneficial owners.

If you are a non-registered shareholder who has submitted a proxy or voting instruction form and you wish to change your voting instructions, you should contact your nominee to find out whether this is possible and what procedure to follow.

Each nominee has its own signature and return instructions. It is important that you comply with these instructions if you want the voting rights attached to your Shares to be exercised.

Voting Shares Outstanding and Principal Shareholders

The Company’s authorized share capital consists of an unlimited number of Multiple Voting Shares and Subordinate Voting Shares and an unlimited number of preferred shares issuable in series. As of July 7, 2017, there were 36,093,409 Subordinate Voting Shares and 70,894,076 Multiple Voting Shares issued and outstanding, and no preferred shares were issued and outstanding. Under the Company’s articles, each Subordinate Voting Share carries the right to one vote and each Multiple Voting Shares carries the right to ten votes.

The following table discloses the names of the persons or companies who, to the knowledge of the Company, as of July 7, 2017, beneficially owned, or controlled or directed, directly or indirectly, more than 10% of any class or series of the voting securities of the Company:

Name	Number of Multiple Voting Shares Owned	Percentage of Outstanding Multiple Voting Shares	Number of Subordinate Voting Shares Owned	Percentage of Outstanding Subordinate Voting Shares	Percentage of Outstanding Shares	Percentage of Total Voting Power
Brent (BC) Participation S.à r.l.(1)	47,763,742	67.4%	—	—	44.6%	64.1%
Dani Reiss(2)	23,130,334	32.6%	—	—	21.6%	31.0%

(1)

Includes shares registered in the name of Brent (BC) Participation S.à r.l., which is owned by Brent (BC) S.à r.l, which in turn is owned by Bain Capital Integral Investors 2008, L.P. Bain Capital Investors, LLC (“BCI”) is the general partner of Bain Capital Integral Investors 2008, L.P. The governance, investment strategy and decision making process with respect to investments held by the Bain Capital Entity is directed by the Global Private Equity Board of BCI. As a result of the relationships described above, BCI may be deemed to share beneficial ownership of the shares held by the Bain Capital Entity. The Bain Capital Entity has an address c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.

(2)

Includes 20,579,451 Multiple Voting Shares held by DTR LLC, a portfolio holding company owned and controlled by Mr. Dani Reiss, 1,275,441 Multiple Voting Shares held by DTR (CG) Limited Partnership and 1,275,442 Multiple Voting Shares held by DTR (CG) II Limited Partnership, which are portfolio holding entities owned and controlled by Mr. Dani Reiss, through DTR LLC.

10	2017 Management Information Circular

BUSINESS OF THE MEETING

As part of the business set out in the Notice of Meeting, the consolidated financial statements of the Company for Fiscal 2017, together with the notes thereto and the independent auditor’s report thereon, will be placed before shareholders by the Company and shareholders will be asked to consider and vote on:

●	the election of the directors of the Company who will serve until the next annual meeting of shareholders or until their successors are elected or appointed;

●	the appointment of the auditor of the Company and authorizing the Board of Directors to fix their remuneration; and

●	such other business as may properly be brought before the Meeting or any adjournment thereof.

The consolidated financial statements of the Company for Fiscal 2017, together with the notes thereto and the independent auditor’s report thereon, will be submitted at the Meeting, but no vote thereon is required or expected. These consolidated financial statements, together with the related management’s discussion and analysis, are available on SEDAR at www.sedar.com.

Election of Directors

The Company’s articles provide that the board of directors of the Company (the “Board of Directors”) shall consist of a number of directors as determined from time to time by the directors. The Company’s directors are elected annually at the annual meeting of shareholders, except that the Board of Directors can appoint directors in certain circumstances between annual meetings. Each director is expected to hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed.

The Board of Directors is currently comprised of six directors and it is proposed that seven directors be elected at the Meeting. The persons identified in the section “Nominees for Election to the Board of Directors” will be nominated for election as directors at the Meeting. Six nominees are presently directors of the Company and an additional one nominee is proposed to be elected at the Meeting. Shareholders may vote for each proposed director nominee individually.

Unless a proxy specifies that the Shares it represents should be withheld from voting in respect of the election of one or more directors or voted in accordance with the specification in the proxy, the persons named in the enclosed form of proxy intend to vote FOR the election of each of the nominees listed in this Circular.

Management of the Company does not expect that any of the nominees will be unable, or for any reason, will become unwilling, to stand for election as director at the Meeting. However, if, for any reason, at or before the time of the Meeting, any of the nominees becomes unable to serve and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.

11	2017 Management Information Circular

Nominees for Election to the Board of Directors

DANI REISS	Chairman of the Board of Directors, President & Chief Executive Officer

Age: 43

The grandson of the Company’s founder, Mr. Reiss joined the Company in 1997 and was named President & Chief Executive Officer in 2001. Mr. Reiss has worked in almost every area of the Company and successfully developed the Company’s international sales channels prior to assuming the role of President & Chief Executive Officer. Mr. Reiss received a Bachelor of Arts from University of Toronto. Mr. Reiss is the Chairman of the Board of Directors and brings leadership and operational experience to the Board of Directors as President & Chief Executive Officer.

Ontario, Canada
Not independent(1)
Director since 2013

	Board/Committee Membership	Attendance(3)		Other Public Board Membership

	Board of Directors(2)	7/7	100%	Entity	Since

	Nominating and Governance Committee	N/A	N/A	N/A	N/A

Value of Total Compensation Received as Director(4)

	Fiscal 2017:	Nil

Securities Held as of March 31, 2017

Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares(5) (#)	Market Value of Multiple Voting Shares(6) ($)	Options (#)	Value of Vested In-the-Money Options ($)
-	-	24,992,446	530,089,780	-	-

Notes
(1)	Mr. Reiss is not considered independent as he is the Company’s President & Chief Executive Officer.
(2)	Mr. Reiss is the Chairman of the Board.
(3)	The Company completed its initial public offering (“IPO”) on March 21, 2017. No meetings of the committees of the Board of Directors were held in Fiscal 2017.
(4)	No compensation is paid to directors who are not independent.
(5)

These Multiple Voting Shares are held by DTR, a portfolio holding company which is owned and controlled by Mr. Dani Reiss, and DTR LP and DTR LP II, portfolio holding companies which are owned and controlled by Mr. Dani Reiss, through DTR. For details regarding Mr. Reiss’ ownership of voting securities of the Company, see “General Information – Voting Shares Outstanding and Principal Shareholders”.

(6)	Based on the closing price of the Subordinate Voting Shares on the TSX ($21.21) on March 31, 2017, being the last trading day before the end of Fiscal 2017.

12	2017 Management Information Circular

RYAN COTTON	Director

Age: 38

Mr. Cotton has served as a member of the Board of Directors since December 2013. He joined Bain Capital in 2003, and is currently a Managing Director. Prior to joining Bain Capital, Mr. Cotton was a consultant at Bain & Company from 2001 to 2003. Mr. Cotton has experience analyzing and evaluating financial statements in connection with the numerous investments he has led at Bain Capital. He is a director at Apple Leisure Group, TOMS Shoes Holdings, LLC, and International Market Centers, Inc. Mr. Cotton received a bachelor’s degree from Princeton University and a Master of Business Administration from the Stanford Graduate School of Business. Mr. Cotton provides strong executive and business operations skills to the Board of Directors and valuable experience gained from previous and current board service.

Massachusetts, United States
Not independent(1)
Director since 2013

	Board/Committee Membership	Attendance(3)		Other Public Board Membership

	Board of Directors	7/7	100%	Entity	Since

	Audit Committee	N/A	N/A	N/A	N/A

	Nominating and Governance Committee(2)	N/A	N/A

	Compensation Committee	N/A	N/A

Value of Total Compensation Received as Director(4)

	Fiscal 2017:	Nil

Securities Held as of March 31, 2017(5)

Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the-Money Options ($)
-	-	-	-	-	-

Notes

(1)	Mr. Cotton is not considered independent because of his relationship with BCI. For details regarding BCI, see “General Information – Voting Shares Outstanding and Principal Shareholders”.
(2)	Mr. Cotton is the chairperson of the Nominating and Governance Committee.
(3)	The Company completed its IPO on March 21, 2017. No meetings of the committees of the Board of Directors were held in Fiscal 2017.
(4)	No compensation is paid to directors who are not independent.
(5)

Mr. Cotton does not personally own any voting securities of the Company. Mr. Cotton is a Managing Director of BCI and as a result may be deemed to share beneficial ownership of the shares held by the Bain Capital Entity. For details regarding BCI and the Bain Capital Entity’s ownership of voting securities of the Company, see “General Information – Voting Shares Outstanding and Principal Shareholders”.

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JOSHUA BEKENSTEIN	Director

Age: 59

Mr. Bekenstein has served as a member of the Board of Directors since December 2013. He is a Managing Director at Bain Capital. Prior to joining Bain Capital, in 1984, Mr. Bekenstein spent several years at Bain & Company, Inc., where he was involved with companies in a variety of industries. Mr. Bekenstein serves as a director of The Michaels Companies, Inc., BRP Inc., Dollarama Inc., Bright Horizons Family Solutions Inc. and The Gymboree Corporation. He previously served as a member of the board of directors of Burlington Stores, Inc. and Waters Corporation. Mr. Bekenstein received a Bachelor of Arts from Yale University and a Master of Business Administration from Harvard Business School. Mr. Bekenstein provides strong executive and business operations skills to the Board of Directors and valuable experience gained from previous and current board service.

Massachusetts, United States
Not Independent(1)
Director since 2013

	Board/Committee Membership	Attendance(3)		Other Public Board Membership

	Board of Directors	4/7	57%	Entity	Since

	Nominating and Governance Committee	N/A	N/A	The Michaels Companies, Inc.(4)	2006

	Compensation Committee(2)	N/A	N/A	BRP Inc.(4)	2003

				Dollarama Inc.(4)	2004

				Bright Horizons Family Solutions Inc.(4)	1986

				The Gymboree Corporation(4)	2010

	Value of Total Compensation Received as Director(5)

	Fiscal 2017:	Nil

Securities Held as of March 31, 2017(6)

Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the-Money Options ($)
-	-	-	-	-	-

Notes

(1)	Mr. Bekenstein is not considered independent because of his relationship with BCI. For details regarding BCI, see “General Information – Voting Shares Outstanding and Principal Shareholders”.
(2)	Mr. Bekenstein is the chairperson of the Compensation Committee.
(3)	The Company completed its IPO on March 21, 2017. No meetings of the committees of the Board of Directors were held in Fiscal 2017.
(4)

The Michaels Companies, Inc. has been a public company since June 2014 and Mr. Bekenstein has been on the board of directors since 2006. BRP Inc. has been a public company since 2013 and Mr. Bekenstein has been on the board of directors since 2003. Dollarama Inc. has been a public company since October 2009 and Mr. Bekenstein has been on the board of directors since 2004. Bright Horizons Family Solutions Inc. has been a public company since January 2013 and Mr. Bekenstein has been on the board of directors since 1986.

(5)	No compensation is paid to directors who are not independent.
(6)

Mr. Bekenstein does not personally own any voting securities of the Company. Mr. Bekenstein is a Managing Director of BCI and as a result may be deemed to share beneficial ownership of the shares held by the Bain Capital Entity. For details regarding BCI and the Bain Capital Entity’s ownership of voting securities of the Company, see “General Information – Voting Shares Outstanding and Principal Shareholders”.

14	2017 Management Information Circular

STEPHEN GUNN	Director

Age: 62

Mr. Gunn has served as a member of the Board of Directors since February 2017. He serves as a Co-Chair of Sleep Country Canada Holdings Inc. (“Sleep Country”). He co-founded Sleep Country in 1994 and served as its Chair and Chief Executive Officer from 1997 to 2014. Prior to founding Sleep Country Mr. Gunn was a management consultant with McKinsey & Company from 1981 to 1987 and then co-founded and was President of Kenrick Capital, a private equity firm. Mr. Gunn also serves as the lead director of Dollarama Inc. and is the Chair of the audit committee of Cara Operations Limited, and served as a director of Golf Town Canada Inc. from 2008 to 2016. He received a Bachelor of Electrical Engineering from Queen’s University and a Master of Business Administration from the University of Western Ontario. Mr. Gunn provides strong executive and business operations skills to the Board of Directors and valuable experience gained from previous and current board service.

Ontario, Canada
Independent
Director since 2017

	Board/Committee Membership	Attendance(3)		Other Public Board Membership

	Board of Directors(1)	4/4	100%	Entity Sleep Country(4)	Since 1997

	Audit Committee(2)	N/A	N/A	Dollarama Inc.(4)	2009

				Cara Operations Limited(4)	2013

	Value of Total Compensation Received as Director

	Fiscal 2017:	$254,220(5)

Securities Held as of March 31, 2017

Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares(6) ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the-Money Options ($)

29,400	623,574	-	-	55,555	-

Notes

(1)

Mr. Gunn was appointed to the Board of Directors of the Company on February 1, 2017 and has attended each of the 4 out of the 4 meetings of the Board of Directors held in Fiscal 2017 since his appointment.

(2)	Mr. Gunn is the chairperson of the Audit Committee. He will be replaced by Mr. Davison as chairperson of the Audit Committee on July 14, 2017.
(3)	The Company completed its IPO on March 21, 2017. No meetings of the committees of the Board of Directors were held in Fiscal 2017.
(4)

Sleep Country has been a public company since July 2015 and Mr. Gunn has been on the board of directors since its inception. Dollarama Inc. has been a public company since October 2009 and Mr. Gunn has been on the board of directors since October 2009. Cara Operations Limited has been a public company since April 2015 and Mr. Gunn has been on the board of directors since 2013.

(5)

Includes the amount paid to Mr. Gunn in Fiscal 2017 in connection with his annual cash retainer fee of $75,000 and committee member cash retainer of $15,000 and the grant of options to purchase Subordinate Voting Shares. For a complete itemization of the compensation, see “Compensation of Directors”.

(6)	Based on the closing price of the Subordinate Voting Shares on the TSX ($21.21) on March 31, 2017, being the last trading day before the end of Fiscal 2017.

15	2017 Management Information Circular

JEAN-MARC HUËT	Director

Age: 48

Mr. Huët has served as a member of the Board of Directors since February 2017. He serves as a supervisory board member of Heineken N.V. and of SHV Holdings N.V. Mr. Huët served as a director of Formula One from 2012 to January 2017, and was an Executive Director and Chief Financial Officer of Unilever N.V. from 2010 to 2015. Mr. Huët was also Executive Vice President & Chief Financial Officer of Bristol-Myers Squibb Company from 2008 to 2009 and as a member of the Executive Board and Chief Financial Officer of Royal Numico N.V. from 2003 to 2007. Prior to that, he worked at Goldman Sachs International. He received a Bachelor of Arts from Dartmouth College and a Master of Business Administration from INSEAD. Mr. Huët provides strong executive, consumer and financial expertise to the Board of Directors and valuable experience gained from previous and current board service.

Guildford, England
Independent
Director since 2017

	Board/Committee Membership	Attendance(2)		Other Public Board Membership

				Entity	Since
	Board of Directors(1)	4/4	100%	Heineken N.V.	2014

	Audit Committee	N/A	N/A

Value of Total Compensation Received as Director

	Fiscal 2017:	$249,464(3)

Securities Held as of March 31, 2017

Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares(4) ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the-Money Options ($)
25,000	530,250	-	-	55,555	-

Notes
(1)

Mr. Huët was appointed to the Board of Directors of the Company on February 1, 2017 and has attended each of the 4 out of the 4 meetings of the Board of Directors held in Fiscal 2017 since his appointment.

(2)	The Company completed its IPO on March 21, 2017. No meetings of the committees of the Board of Directors were held in Fiscal 2017.
(3)

Includes the amount paid to Mr. Huët in Fiscal 2017 in connection with his annual cash retainer fee of $75,000 and the grant of options to purchase Subordinate Voting Shares. For a complete itemization of the compensation, see “Compensation of Directors”.

(4)	Based on the closing price of the Subordinate Voting Shares on the TSX ($21.21) on March 31, 2017, being the last trading day before the end of Fiscal 2017.

16	2017 Management Information Circular

JOHN DAVISON	Director

Age: 58 Ontario, Canada Independent Director since 2017

Mr. Davison has served as a member of the Board of Directors since May 2017. Mr. Davison is currently the Chief Financial Officer and Executive Vice President of Four Seasons Holdings Inc., the luxury hotel and resort management company, a position he has held since 2005 after joining the company as Senior Vice President, Project Financing in 2002. In addition to managing the group’s financial activities, Mr. Davison oversees the company’s information systems and technology area. Prior to joining Four Seasons Holdings Inc., Mr. Davison spent four years as a member of the Audit and Business Investigations Practice at KPMG in Toronto, followed by 14 years at IMAX Corporation from 1987 to 2001, ultimately holding the position of President, Chief Operating Officer and Chief Financial Officer. Currently he also serves on the board of IMAX China. Mr. Davison has been a Chartered Professional Accountant since 1986, and a Chartered Business Valuator since 1988. He received a Bachelor of Commerce from the University of Toronto. Mr. Davison provides strong executive and business operations skills to the Board of Directors.

	Board/Committee Membership	Attendance(1)		Other Public Board Membership

	Board of Directors	N/A	N/A	Entity	Since

	Audit Committee(2)	N/A	N/A	IMAX China(3)	2015

Value of Total Compensation Received as Director(4)

Fiscal 2017: Nil

Securities Held as of March 31, 2017

Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the-Money Options ($)
-	-	-	-	-	-

Notes

(1)

Mr. Davison was appointed to the Board of Directors on May 2017 and so he did not attend any meetings of the Board of Directors in Fiscal 2017. The Company completed its IPO on March 21, 2017. No meetings of the committees of the Board of Directors were held in Fiscal 2017.

(2)	Mr. Davison will replace Mr. Gunn as chairperson of the Audit Committee on July 14, 2017.
(3)	IMAX China has been a public company since October 2015 and Mr. Davison has been on the board of directors since October 2015.
(4)

Mr. Davison was appointed to the Board of Directors on May 1, 2017 and so he did not receive any compensation in Fiscal 2017. For a complete description of director compensation, see “Compensation of Directors”.

17	2017 Management Information Circular

MAUREEN CHIQUET	Director

Age: 54

Ms. Chiquet is a new nominee to the Board of Directors of the Company. She began her career in marketing at L’Oreal Paris in 1985, started working at The Gap in 1988, where she helped launch and build the Old Navy brand, and served as President of Banana Republic in 2002 prior to becoming Chief Operating Officer and President of U.S. Operations of Chanel in 2003. In 2007, Ms. Chiquet became Chanel’s first Global Chief Executive Officer. She left Chanel in 2016. Ms. Chiquet serves as a Trustee to the New York Academy of Art. Ms. Chiquet is also a Trustee to the Yale Corporation and fellow of Yale University, where she received a Bachelor of Arts in literature. Ms. Chiquet is expected to provide strong executive, product, marketing and business operations skills to the Board of Directors.

New York, United States
Independent

	Board/Committee Membership	Attendance	Other Public Board Membership

	Board of Directors(1)	N/A N/A	Entity	Since

			N/A	N/A

Value of Total Compensation Received as Director(1)

Fiscal 2017: Nil

Securities Held as of March 31, 2017

Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the-Money Options ($)
-	-	-	-	-	-

Notes
(1)

Ms. Chiquet is a new nominee to the Board of Directors and has not previously served as a director of the Company. If elected to the Board of Directors, she will receive compensation pursuant to an executed agreement with the Company.

18	2017 Management Information Circular

Cease Trade Orders

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees is, as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case, for a period of more than 30 consecutive days.

Bankruptcies

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees is, as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular, a director or executive officer of any company (including the Company), that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for Stephen Gunn who was a director of Golf Town Canada Inc., which filed for protection under the Companies’ Creditors Arrangement Act on September 14, 2016 and Mr. Bekenstein who serves as a director of The Gymboree Corporation, which filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code on June 11, 2017.

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees has, within the 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Securities Penalties or Sanctions

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees has (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee director.

Appointment of Auditor

At the Meeting, shareholders will be asked to appoint the firm of Deloitte LLP to hold office as the Company’s auditor until the close of the next annual meeting of shareholders and to authorize the Board of Directors to fix their remuneration.

Deloitte LLP has served as auditor of the Company since 2008 and has informed the Company that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, and within the meaning of the Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

Unless a proxy specifies that the Shares it represents should be withheld from voting in respect of the appointment of the auditor, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Deloitte LLP as auditor of the Company and authorizing the Board of Directors to fix their remuneration.

19	2017 Management Information Circular

For Fiscal 2017 and the fiscal year ended March 31, 2016 (“Fiscal 2016”), the Company was billed the following fees by its independent auditor, Deloitte LLP:

CAD $000s	Fiscal 2017	Fiscal 2016
Audit Fees(1)	1,098	1,388
Audit Related Fees(2)	—	—
Tax Fees(3)	74	3,278
All Other Fees(4)	301	3,440

Total Fees	1,473	8,106

Notes:

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by Deloitte LLP for the audit of the Company’s annual financial statements and review of interim financial statements.

(2)	“Audit-related fees” includes assurance and related services reasonably related to the financial statement audit and not included in audit services.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by Deloitte LLP for tax compliance and tax advice.

(4)

“All other fees” includes the aggregate fees billed in each of the fiscal years for a readiness assessment related to management’s assessment of the Company’s internal controls over financial reporting, the filing of the Form S-8 and non-audit services rendered which were not listed above.

The audit committee of the Company (the “Audit Committee”) is responsible for the pre-approval of all and any non-audit services to be provided to the Company or its subsidiary entities by the independent auditor. At least annually, the Audit Committee reviews and confirms the independence of the independent auditor by obtaining statements from the independent auditor on any non-audit services.

Additional details with respect to the Audit Committee and the above-mentioned fees can be found in the section entitled “Audit Committee” of the Company’s Annual Report on Form 20-F, available on SEDAR at www.sedar.com.

20	2017 Management Information Circular

COMPENSATION OF DIRECTORS

The director compensation program of the Company is designed to (i) attract and retain qualified individuals who possess the relevant experience of board membership with other international successful Canadian and U.S. listed companies, and (ii) align the compensation of the directors with the interest of the Company’s shareholders through security-based compensation.

The directors of the Company who are not independent for the purposes of National Instrument 58-101 – Disclosure of Governance Practices (“NI 58-101”) do not receive compensation as directors of the Company.

The Company does not offer a meeting fee for Board of Directors members. The total retainer is deemed to be the full payment for the role of director.

Director Compensation Table

Other than Mr. Reiss, whose compensation is included with that of the other named executive officers, only Mr. Gunn and Mr. Huët received compensation for their services during Fiscal 2017. The Company does not compensate representatives of the Bain Capital Entity for their service on the Board of Directors. The following table sets out information concerning the Fiscal 2017 compensation earned by, paid to, or awarded to the independent directors of the Company.

Name	Fees Earned ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Stephen Gunn	16,935	–	237,285	–	–	–	254,220
Jean-Marc Huët	12,179	–	237,285	–	–	–	249,464
John Davison(2)	–	–	–	–	–	–	–
Notes:

(1)

Amount shown reflects the grant date fair value of options to purchase Subordinate Voting Shares granted to Messrs. Gunn and Huët in Fiscal 2017. The value was determined in accordance with IFRS 2. As of March 31, 2017, the aggregate number of options held by each of Mr. Gunn and Mr. Huët was 55,555.

(2)	John Davison was appointed to the Board of Directors on May 1, 2017 and so he did not receive any compensation in Fiscal 2017.

Messrs. Gunn and Huët were appointed to the Board of Directors on February 1, 2017. In Fiscal 2017, as independent directors of the Company, Mr. Gunn received compensation pro rata as of his appointment as a director on February 1, 2017 of $75,000 per year for his services as a member of the Board of Directors and $15,000 per year for his services as Chairperson of the Audit Committee, as well as 55,555 options to purchase Subordinate Voting Shares; and Mr. Huët received compensation pro rata as of his appointment as a director on February 1, 2017 of $75,000 per year for his services as a member of the Board of Directors, as well as 55,555 options to purchase Subordinate Voting Shares.

John Davison was appointed to the Board of Directors on May 1, 2017. He began rendering services for the Company in the fiscal year ending March 31, 2018 and is not included in the above director compensation table for Fiscal 2017. The Company has agreed to pay Mr. Davison $75,000 per year for his services as a member of the Board of Directors. Mr. Davison was eligible to receive an initial

21	2017 Management Information Circular

award of options to purchase Subordinate Voting Shares on May 31, 2017, valued at $300,000, and, after one year of service, he will be entitled to receive an annual award valued at $100,000 for his service commencing on May 31, 2018. The number of options awarded have been and will be determined by using the Black-Scholes methodology. On June 7, 2017, Mr. Davison was granted 31,579 options to purchase Subordinate Voting Shares.

Outstanding Option-Based and Share-Based Awards

The table below sets out, for each independent directors of the Company, information concerning all option-based and share-based awards outstanding as at July 7, 2017. As described above, the directors of the Company who are not independent are not receiving any compensation, including option-based or share-based awards, as directors of the Company. Mr. Reiss’ compensation is disclosed under “Executive Compensation — Discussion and Analysis”.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)

Stephen Gunn	55,555(1)	8.94	February 1, 2027	—	—	—	—

Jean-Marc Huët	55,555(1)	8.94	February 1, 2027	—	—	—	—

John Davison(2)	31,579	30.73	June 7, 2027	—	—	—	—
Notes:

(1)

The stock options were granted under the Company’s Legacy Option Plan (as defined below), each such option is exercisable for one Subordinate Voting Share. For a description of the terms of stock options granted under the Company’s Legacy Option Plan, see “Executive Compensation — Discussion and Analysis – Equity Incentive Plans”.

(2)

John Davison was appointed to the Board of Directors on May 1, 2017 and did not receive any compensation in Fiscal 2017. The 31,579 options to purchase Subordinate Voting Shares were granted to Mr. Davison on June 7, 2017 under the Company’s Omnibus Incentive Plan. For a description of the terms of stock options granted under the Company’s Omnibus Incentive Plan, see “Executive Compensation — Discussion and Analysis – Equity Incentive Plans”. For a description of Mr. Davison’s compensation for Fiscal 2018, see below.

One-third of Mr. Gunn’s options are subject to time-based vesting of 40% on the second anniversary of the grant date and 20% on each anniversary of the grant date thereafter (“Gunn Time-Based Options”). The remaining two-thirds of his options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of the Bain Capital Entity’s return on its investment in the Company (“Gunn Performance-Based Options”). On July 5, 2017, all performance metrics relating to the Gunn Performance-Based Options were met. The Gunn Performance-Based Options are subject to the same time-based vesting schedule as the Gunn Time-Based Options. The Gunn Time-Based Options and the time-vesting component of the Gunn Performance-Based Options will accelerate in full upon a change of control.

One-third of Mr. Huët’s options are subject to time-based vesting of 40% on January 1, 2019 and 20% on each of January 1, 2020, 2021 and 2022 (“Huët Time-Based Options”). The remaining two-thirds of his options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of the Bain Capital Entity’s return on its investment in the Company (“Huët Performance-Based Options”). On July 5, 2017, all performance metrics relating to the Huët Performance-Based Options were met. The Huët Performance-Based Options are subject to the same time-based vesting schedule as the Huët Time-Based Options. The Huët Time-Based Options and the time-vesting component of the Huët Performance-Based Options will accelerate in full upon a change of control.

22	2017 Management Information Circular

On June 7, 2017, Mr. Davison was granted 31,579 options to purchase Subordinate Voting Shares, none of which have vested. One-quarter of Mr. Davison’s options will vest on each of the first, second, third and fourth anniversaries of his grant date.

The written charter of the Company’s compensation committee (the “Compensation Committee”) provides that the Compensation Committee will review compensation for members of the Board of Directors on at least an annual basis, taking into account their responsibilities and time commitment and information regarding the compensation paid at peer companies. The Compensation Committee will make recommendations to the Board of Directors with respect to changes to the approach to director compensation as it considers appropriate.

23	2017 Management Information Circular

EXECUTIVE COMPENSATION — DISCUSSION AND ANALYSIS

The following section describes the significant elements of the compensation paid to the executive officers of the Company in Fiscal 2017.

Compensation of Executives

The following tables and discussion relate to the compensation paid to or earned by the President & Chief Executive Officer, Dani Reiss, and the Company’s two most highly compensated executive officers (other than Mr. Reiss) who were serving as executive officers on the last day of Fiscal 2017. They are Lee Turlington, Chief Product Officer, and Jacqueline Poriadjian-Asch, Chief Marketing Officer. The following tables and discussion also relate to the compensation paid to or earned by Paul Riddlestone, former Chief Operating Officer of the Company. Mr. Riddlestone’s employment with the Company terminated on January 10, 2017. Messrs. Reiss, Turlington and Riddlestone and Ms. Poriadjian-Asch are referred to collectively in this Circular as the named executive officers.

Summary Compensation Table

The following table sets forth information about certain compensation awarded to, earned by, or paid to the named executive officers during Fiscal 2017:

Name and principal position	Year	Salary ($)	Bonus ($) (1)	Option awards ($) (2)	Non-equity incentive plan compensation ($) (3)	All other compensation ($) (4)	Total ($)
Dani Reiss(5) President & Chief Executive Officer	2017	1,009,772	—	—	1,452,900	40,158	2,502,830
	2016	1,020,180	150,000	—	600,000	421	1,770,601

Lee Turlington(6) Chief Product Officer	2017	250,545	265,726	683,960	—	118,939	1,319,170

Jacqueline Poriadjian-Asch(7) Chief Marketing Officer	2017	262,115	165,416	427,419	—	322	855,272

Paul Riddlestone(8) Former Chief Operating Officer	2017	228,102	159,712	—	—	2,705,715	3,093,529
	2016	273,946	87,696	—	—	430	362,072

(1)	Amounts shown reflect the bonuses earned by the named executive officers in respect of the applicable fiscal year.

(2)

Amounts shown reflect the grant date fair value of options to purchase Subordinate Voting Shares granted to Mr. Turlington and Ms. Poriadjian-Asch in Fiscal 2017. The values were determined in accordance with IFRS 2 “Share-based Payment”.

(3)	Amounts shown reflect the non-equity incentive plan compensation earned by Mr. Reiss in respect of the applicable fiscal year.

(4)

Amounts shown include Company-paid life insurance premiums of $430, $76, $322 and $430 paid on behalf of Mr. Reiss, Mr. Turlington, Ms. Poriadjian-Asch and Mr. Riddlestone, respectively. Amount shown for Mr. Reiss includes the incremental cost to the Company of his health and welfare benefits ($100), his use of supplemental health coverage ($4,090) and complimentary jackets to which he was entitled in Fiscal 2017 ($35,538). Amount shown for Mr. Turlington includes his accommodation and travel allowances ($115,764), described below under “Agreements with the Named Executive Officers”, as well as a foreign exchange conversion amount ($3,099) paid to Mr. Turlington, a U.S. employee, in Fiscal 2017. Amount shown for Mr. Riddlestone includes severance paid in connection with his termination of employment, including a cashout of his accrued vacation and a cash payment in exchange for the cancellation of certain of his stock options.

24	2017 Management Information Circular

(5)

Amount shown includes salary paid to Mr. Reiss as the President & Chief Executive Officer ($1,000,000) and fees paid in connection with his service on the board of directors of Canada Goose International AG, a wholly-owned subsidiary of the Company (aggregate of $9,772). Amount shown for board fees is in Canadian dollars, but was paid to Mr. Reiss in two equal payments in Swiss Francs (CHF). The exchange rate was calculated based on the daily noon exchange rate on each of July 25, 2016 and December 23, 2016 of C$1.00 = CHF 0.75 and C$1.00 = CHF 0.76, respectively, as published by the Bank of Canada.

(6)

Mr. Turlington commenced employment with the Company on July 24, 2016. Prior to that date, he provided services to the Company under a consulting agreement. This amount is in Canadian dollars; however, Mr. Turlington’s compensation is paid in U.S. dollars.

(7)	Ms. Poriadjian-Asch commenced employment with the Company on April 25, 2016.

(8)	Mr. Riddlestone’s employment with the Company terminated on January 10, 2017.

2017 Base Salaries

Base salaries provide the named executive officers with a fixed amount of compensation each year. Base salary levels reflect the executive’s title, experience, level of responsibility, and performance. Initial base salaries for the named executive officers were set forth in their employment agreements, as described below under “Agreements with the Named Executive Officers”. Messrs. Reiss and Turlington and Ms. Poriadjian-Asch received base salary increases, Mr. Reiss’s base salary increased to $1,020,000, Mr. Turlington’s base salary increased to US$357,000 and Ms. Poriadjian-Asch’s base salary increased to $300,000, in each case, effective as of April 1, 2017.

2017 Bonuses

Each named executive officer is (or was, in Mr. Riddlestone’s case) eligible to receive an annual bonus pursuant to his or her employment agreement, as described below under “Agreements with the Named Executive Officers”. Fiscal 2017 bonuses earned by Messrs. Reiss and Turlington and Ms. Poriadjian-Asch are reflected in the compensation table above. Mr. Riddlestone was eligible to receive a bonus in connection with the termination of his employment.

For Fiscal 2017, Mr. Reiss was eligible to earn a target annual bonus equal to $750,000, based on the achievement of pre-established Fiscal 2017 EBIT (reported earnings before interest and taxes) targets. Target EBIT was approved by the Board of Directors at the beginning of Fiscal 2017 in connection with the annual budgeting process, with target EBIT set at $61.734 million and payout of Mr. Reiss’s bonus being earned at 100% upon achievement of EBIT of 100% of target. No portion of Mr. Reiss’s bonus was eligible to be earned if EBIT was determined to have been achieved at 85% or less below target. Achievement of EBIT between 85% of target and less than 100% of target would have result in Mr. Reiss’s bonus being earned on a straight-line basis between 0% and 100%. Achievement of EBIT above 100% of target would have resulted in the EBIT component of Mr. Reiss’s bonus being earned at 100% of target plus 4.4% of target for each 1% over target EBIT. The Board of Directors determined that Mr. Reiss earned a Fiscal 2017 bonus of 194% of target based on a deemed achievement of 2017 EBIT, as adjusted, of 121% of target.

Mr. Turlington and Ms. Poriadjian-Asch were eligible to earn annual bonuses for Fiscal 2017 under a broad-based annual bonus plan for salaried employees targeted at 40% of their base salaries, respectively. Bonuses were eligible to be earned under the plan based on the achievement of pre-established EBIT targets and a participant’s individual performance review for Fiscal 2017. Target EBIT for purposes of the Fiscal 2017 annual bonus plan was determined the same as for Mr. Reiss, with target EBIT also set at $61.734 million. No bonuses were eligible to be paid under the plan for achievement of EBIT at less than 80% of target or an individual performance rating of “needs immediate improvement”. Upon achievement of EBIT of at least 80% of target, a participant could receive an annual bonus of between 0% and 192% of his or her targeted bonus, depending on an individual performance rating of “exceptional,” “leading,” “tracking,” or “inconsistent,” with ranges of bonuses as a percentage of target eligible to be earned at each performance rating. Mr. Turlington and Ms. Poriadjian-Asch were determined to earn Fiscal 2017 bonuses each equal to 143% of target, respectively.

25	2017 Management Information Circular

Under an agreement between the Company and Mr. Riddlestone, described below, Mr. Riddlestone was eligible to receive a lump sum amount in respect of his Fiscal 2017 bonus under the annual bonus plan within an assumed annual performance rating of “leading”, which refers to an individual who has achieved above expected targeted goals creating a contribution to the team, business and customer and who has demonstrated commitment to continuous improvement and innovation orientation.

Equity-Based Compensation

Mr. Turlington and Ms. Poriadjian-Asch were the only named executive officers granted equity awards in Fiscal 2017. In April 2016, each was granted options to purchase the Subordinate Voting Shares.

One-third of Mr. Turlington’s award is eligible to vest on each of the first, second and third anniversaries of the grant date, subject to the achievement of certain performance milestones tied to product development and organization. One-third of Ms. Poriadjian-Asch’s award is subject to time-based vesting, and two-thirds is subject to time-based and performance-based vesting, with the performance-based component tied to the achievement by the Bain Capital Entity of certain returns on its investment in the Company. On July 5, 2017, all performance metrics relating to Ms. Poriadjian-Asch’s award were met.

The options granted to Mr. Turlington will vest in full upon a change of control, subject to his continued employment through such date. The time-based vesting options and the time-vesting component of the options subject to time-based and performance-based vesting held by Ms. Poriadjian-Asch will accelerate in full upon a change of control, subject to her continued employment through such date.

Employee Benefits

The full-time employees, including the named executive officers, are eligible to participate in the health and welfare benefit plans, which include medical, dental, vision, basic and dependent life, supplemental life, accidental death, dismemberment and specific loss, long-term disability, and optional critical illness insurance. Employees are also eligible to receive continuing education support and to participate in the employee purchase program, which allows employees to purchase a specified number of jackets and accessories at 50% of the manufacturer’s suggested retail price. The named executive officers, other than Mr. Turlington, participate in these plans on a slightly better basis than other salaried employees, including in some instances with slightly lower deductibles, better cost-sharing rates and the ability to purchase supplemental health coverage. The named executive officers, other than Mr. Reiss, are also entitled to three complimentary jackets each calendar year. Mr. Reiss is entitled to 100 complimentary jackets each calendar year.

Retirement Plans

In Fiscal 2017, none of the named executive officers participated in a retirement plan sponsored by Canada Goose. The Company does not sponsor any qualified or non-qualified defined benefit plans or supplemental executive retirement plans.

Agreements with the Named Executive Officers

The Company has entered into an employment agreement with each of the named executive officers. The terms of the agreements are as follows.

A.	Compensation and Bonus Opportunities

Under his amended and restated employment agreement, effective March 9, 2017, Mr. Reiss is entitled to an annual base salary of $1,000,000, subject to annual review and increase by the Board of Directors. Mr. Reiss is also eligible for an annual incentive bonus targeted at 75% of his annual base salary. The employment agreement also provides for participation by Mr. Reiss in the long-term equity incentive plans.

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Under his employment agreement, effective March 16, 2016, Mr. Turlington is entitled to an annual base salary of US$350,000, subject to annual review and increase. Mr. Turlington is also eligible to participate in the annual bonus plan, with an annual incentive bonus targeted at 40% of his annual base salary and potential payouts ranging from 0% to 160% of his targeted annual bonus (or, based on current plan terms, up to 192 % of his targeted annual bonus). Mr. Turlington’s employment agreement further provides for reimbursement of up to $60,000 per year for accommodations and reasonable transportation while in Toronto for Canada Goose business, as well as a travel allowance of up to $30,000 for Mr. Turlington and his family to travel between their home in the United States and Toronto.

Under her employment agreement, effective March 28, 2016, Ms. Poriadjian-Asch is entitled to an annual base salary of $290,000, subject to annual review. Ms. Poriadjian-Asch is also eligible to participate in the annual bonus plan, with an annual incentive bonus targeted at 40% of her annual base salary and potential payouts ranging from 0% to 160% of her targeted annual bonus (or, based on current plan terms, up to 192 % of her targeted annual bonus).

Under his employment agreement, effective October 21, 2010 and which terminated in connection with the termination of his employment on January 10, 2017, Mr. Riddlestone was entitled to an annual base salary of $190,000, subject to bi-annual review. Pursuant to his employment agreement, Mr. Riddlestone was also eligible to participate in the annual bonus plan, with an annual incentive bonus targeted at 15% of his annual base salary and an additional 5% of annual base salary based on achievement of the gross margin goals.

Messrs. Reiss and Turlington and Ms. Poriadjian-Asch each received a base salary increase in Fiscal 2017 as described above under “2017 Base Salaries” and continue to have a target annual incentive bonus at the same level as specified in their employment agreements. As of his separation date, Mr. Riddlestone’s annual base salary had since increased to $280,000 and his target annual incentive bonus had since increased to 40% of his annual base salary.

B.	Severance

If Mr. Reiss’s employment were terminated by the Company without cause or he resigned for good reason, he would be entitled to (i) a severance amount representing two times Mr. Reiss’s annual base salary plus two times the average amount of the annual bonus earned by Mr. Reiss in the two complete fiscal years preceding the date of his termination of employment, (ii) a pro rata bonus amount for the year in which the termination occurs, based on the actual bonus amount paid in the prior year and (iii) continued participation in the benefit plans for a period of 24 months following the date of termination of employment.

If Mr. Turlington’s employment were terminated by the Company without cause, he would be entitled to base salary continuation for one year, as well as continuation of his insured benefits (other than disability coverage and global medical coverage) for one year. In addition, he would be entitled to receive a bonus in respect of the fiscal year in which he receives notice of termination, pro-rated for the number of whole or partial months that he is employed by the Company during that fiscal year up until the date on which he receives notice of termination, so long as all bonus criteria are otherwise met by him and by Canada Goose.

If Ms. Poriadjian-Asch’s employment were terminated by the Company without cause, she would be entitled to notice or pay in lieu of notice and benefits continuance equal to six months’ notice as well as continuation of her insured benefits (other than disability coverage and global medical coverage) for six months.

Mr. Riddlestone’s employment agreement provided that the Company may terminate his employment without cause by providing notice or pay in lieu of notice and benefits continuance in

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accordance with the provisions of applicable employment standards legislation. In connection with Mr. Riddlestone’s departure, the Company terminated his employment agreement and entered into a new settlement agreement. In addition, the portion of his options subject to time-based vesting that were vested as of the termination date remain outstanding and exercisable upon the earlier of (i) 15 months after the date of his termination of employment and (ii) the termination of all lock-up periods applicable to any shareholders or other beneficial owners of Shares in connection with the IPO, while the portion of his options subject to both time-based and performance-based vesting were cancelled in exchange for a cash payment of $2,647,885.

C.	Restrictive Covenants

Under his employment agreement, Mr. Reiss is subject to non-competition obligations during and for one year following his termination of employment, restrictions on soliciting the Company’s customers, prospective customers, employees or consultants during and for two years following his termination of employment, as well as intellectual property assignment and confidentiality obligations.

Under his employment agreement, Mr. Turlington is subject to non-competition obligations during and for two years following his termination of employment, restrictions on soliciting the Company’s customers or employees for two years following his termination of employment, intellectual property assignment obligations during and for two years following his termination of employment, and confidentiality obligations.

Under her employment agreement, Ms. Poriadjian-Asch is subject to non-competition obligations during and for one year following her termination of employment, restrictions on soliciting the Company’s customers or employees for one year following her termination of employment, intellectual property assignment obligations during and for six months following her termination of employment, and confidentiality obligations.

Under his employment agreement, Mr. Riddlestone is subject to non-competition obligations during and for one year following his termination of employment, restrictions on soliciting the Company’s customers or employees for one year following his termination of employment, intellectual property assignment obligations during and for one year following his termination of employment, and confidentiality obligations.

In addition, as a condition to receiving his Canada Goose Holdings Inc. option awards, Mr. Riddlestone entered into a restrictive covenant agreement binding him to non-competition obligations with respect to the business beginning on the first date on which any options granted pursuant to the award vest and continuing for 12 months following his termination of employment, restrictions on soliciting customers, prospective customers, employees and independent contractors beginning on the first date on which any options granted pursuant to the award vest and continuing for 24 months following his termination of employment, as well as confidentiality obligations during and after his employment with the Company.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding equity awards held by the named executive officers as of March 31, 2017.

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Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Dani Reiss	—	—	—	—	—
Lee Turlington (1)	—	—	253,773	4.62	4/1/2026
Jacqueline Poriadjian-Asch (2)	—	52,862	105,725	4.62	4/25/2026
Paul Riddlestone (3)	148,364	—	—	0.02	4/17/2024

(1)

Mr. Turlington was granted 192,664 options to purchase Class B Common Shares and 288,998 options to purchase Class A Preferred Shares on April 1, 2016, which options were exchanged for 253,773 options to purchase Subordinate Voting Shares in connection with a recapitalization of the Company’s authorized and outstanding share capital on December 2, 2016 (the “Recapitalization”). His options are subject to both time-based and performance-based vesting, with one-third of his options becoming eligible to vest on each of the first, second and third anniversary of the grant date, provided that the performance milestones described in the award agreement are met prior to the applicable vesting date. The performance milestones include specific product development and organization goals. The vesting of Mr. Turlington’s options will accelerate in full upon a change of control.

(2)

Ms. Poriadjian-Asch was granted 120,400 options to purchase Class B Common Shares and 180,599 options to purchase Class A Preferred Shares on April 25, 2016, which options were exchanged for 158,587 options to purchase Subordinate Voting Shares in connection with the Recapitalization. One-third of her options are subject to time-based vesting of 40% on the second anniversary of the grant date and 20% on each anniversary of the grant date thereafter (“Poriadjian-Asch Time-Based Options”). The remaining two-thirds of her options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of Bain Capital’s return on its investment in the Company (“Poriadjian-Asch Performance-Based Options”). On July 5, 2017, all performance metrics relating to the Poriadjian-Asch Performance-Based Options were met. The Poriadjian-Asch Performance-Based Options are subject to the same time-based vesting schedule as the Poriadjian-Asch Time-Based Options. The Poriadjian-Asch Time-Based Options and the time-vesting component of the Poriadjian-Asch Performance-Based Options will accelerate in full upon a change of control.

(3)

Mr. Riddlestone’s options were fully vested as of the last day of Fiscal 2017, but, pursuant to his separation agreement with Canada Goose, may not be exercised until the earlier of the date that is fifteen months after his separation date and the date on which all lock-up periods relating to the IPO that are applicable to any of the shareholders or any other beneficial owners of the securities have expired.

Equity Incentive Plans

In December 2013, the Company established the Canada Goose Holdings Inc. Stock Option Plan (the “Legacy Option Plan”). In connection with the IPO, the Company amended the Legacy Option Plan such that outstanding options granted under the Legacy Option Plan became exercisable for Subordinate Voting Shares, and no further awards will be made under the Legacy Option Plan. In connection with the IPO, the Company adopted an omnibus incentive plan (the “Omnibus Incentive Plan” and together with the Legacy Option Plan, the “equity incentive plans”) which allows the Board of Directors to grant long-term equity-based awards to eligible participants.

Omnibus Incentive Plan

The Omnibus Incentive Plan allows for a variety of equity-based awards that provide different types of incentives to be granted to the directors, executive officers, employees and consultants, including options, share appreciation rights, unvested shares and restricted share units, collectively referred to as awards. The Board of Directors is responsible for administering the Omnibus Incentive Plan, and may delegate its responsibilities thereunder. The following discussion is qualified in its entirety by the full text of the Omnibus Incentive Plan.

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The Board of Directors, in its sole discretion, shall from time to time designate the directors, executive officers, employees or consultants to whom awards shall be granted and determine, if applicable, the number of Subordinate Voting Shares to be covered by such awards and the terms and conditions of such awards. Upon the adoption of the Omnibus Incentive Plan, the number of Subordinate Voting Shares reserved for issuance under the Omnibus Incentive Plan was equal to 4,600,340 Subordinate Voting Shares and the number of Subordinate Voting Shares reserved for issuance under the Legacy Option Plan was equal to 5,899,660 Subordinate Voting Shares (representing in aggregate 10,500,000 Subordinate Voting Shares or approximately 10% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares as of the closing of the IPO). Subordinate Voting Shares underlying options terminated, surrendered or cancelled under the Legacy Option Plan are available for issuance under the Omnibus Incentive Plan. If an outstanding award expires or is terminated, surrendered or cancelled for any reason without having been exercised or settled in full, or if Subordinate Voting Shares acquired pursuant to an award subject to forfeiture are forfeited, the Subordinate Voting Shares covered by such award, if any, will again be available for issuance under the Omnibus Incentive Plan. Subordinate Voting Shares will not be deemed to have been issued pursuant to the Omnibus Incentive Plan with respect to any portion of an award that is settled in cash.

Individual Limits. The maximum number of shares for which options may be granted and the maximum number of shares subject to share appreciation rights which may be granted to any person in any fiscal year is, in each case, 200,000 shares. The maximum number of shares subject to other awards which may be granted to any person in any fiscal year is 200,000 shares. The maximum amount that may be paid to any person in any fiscal year with respect to cash awards is $500,000 and with respect to cash awards with a performance period longer than one year is $1,000,000.

Non-Employee Director Limits. The maximum aggregate grant date fair value, as determined in accordance with IFRS 2, of awards granted to any non-employee director for service as a director pursuant to the Omnibus Incentive Plan during any fiscal year, together with any other fees or compensation paid to such director outside of the Omnibus Incentive Plan for services as a director may not exceed $500,000 (or, in the fiscal year of any director’s initial service, $750,000).

Insider Participation Limit. The aggregate number of Subordinate Voting Shares issuable to insiders and their associates at any time under the Omnibus Incentive Plan, the Legacy Option Plan or any other proposed or established share compensation arrangement, shall not exceed 10% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares, and the aggregate number of Subordinate Voting Shares issued to insiders and their associates under the Omnibus Incentive Plan, the Legacy Option Plan or any other proposed or established share compensation arrangement within any one-year period shall not exceed 10% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares.

Options. All options granted under the Omnibus Incentive Plan have an exercise price determined and approved by the Board of Directors at the time of grant, which shall not be less than the market price of the Subordinate Voting Shares on the date of the grant. For purposes of the Omnibus Incentive Plan, the market price of the Subordinate Voting Shares as at a given date shall be the volume weighted average trading price on the TSX for the five trading days before such date.

Subject to any vesting conditions, an option shall be exercisable during a period established by the Board of Directors which shall not be more than ten years from the grant date of the option. The Omnibus Incentive Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period.

Share Appreciation Rights. For share appreciation rights granted under the Omnibus Incentive Plan, the participant, upon exercise of the share appreciation right, will have the right to receive a number of Subordinate Voting Shares equal in value to the excess of: (a) the market price of a Subordinate Voting Share on the date of exercise over (b) the grant price of the share appreciation right as determined by the Board of Directors, which grant price cannot be less than the market price of a Subordinate Voting Share

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on the date of grant. Subject to any vesting conditions imposed by the Board of Directors, a share appreciation right shall be exercisable during a period established by the Board of Directors which shall not be more than ten years from the date of the granting of the share appreciation right. The Omnibus Incentive Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period.

Unvested Shares. The Board of Directors is authorized to grant awards of Subordinate Voting Shares subject to vesting conditions to eligible persons under the Omnibus Incentive Plan. The Subordinate Voting Shares awarded with vesting conditions will be subject to such restrictions and other conditions as the Board of Directors may impose (including, without limitation, a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Board of Directors determines (and, thereupon, the Subordinate Voting Shares awarded would not be subject to any different restrictions or conditions from the other Subordinate Voting Shares of the Company).

Restricted Share Units. The Board of Directors is authorized to grant restricted share units evidencing the right to receive Subordinate Voting Shares (issued from treasury or purchased on the open market), cash based on the value of a Subordinate Voting Share or a combination thereof at some future time to eligible persons under the Omnibus Incentive Plan. The delivery of the Subordinate Voting Shares or cash may be subject to the satisfaction of performance conditions or other vesting conditions.

Performance Criteria. The Omnibus Incentive Plan provides that grants of awards under the Omnibus Incentive Plan may be made based upon, and subject to achieving, “performance criteria” over a specified performance period. Performance criteria with respect to those awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) (“Section 162(m)”) of the Internal Revenue Code of 1986, as amended (the “Code”) are limited to an objectively determinable measure or objectively determinable measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; net sales; sales by location or store type; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, and/or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital, capital employed or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; operating efficiencies; operating income; net income; share price; shareholder return; sales of particular products or services; customer acquisition or retention; buyer contribution; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings.

To the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m), the Board of Directors (or a committee of the Board of Directors that meets certain requirements of Section 162(m)) may provide in the case of any award intended to qualify for such exception that one or more of the performance objectives applicable to an award will be adjusted in an objectively determinable manner to reflect events (for example, the impact of charges for restructurings, discontinued operations, mergers, acquisitions, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of tax or accounting changes, each as defined by generally accepted accounting principles) occurring during the performance period of such award that affect the applicable performance objectives.

Adjustments. In the event of any subdivision, consolidation, reclassification, reorganization or any other change affecting the Subordinate Voting Shares, or any merger or amalgamation with or into another corporation, or any distribution to all security holders of cash, evidences of indebtedness or other assets not in the ordinary course, or any transaction or change having a similar effect, the Board of Directors shall in its sole discretion, subject to the required approval of any stock exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the

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economic rights of the participants in respect of awards under the Omnibus Incentive Plan, including, without limitation, adjustments to the exercise price, the number and kind of securities subject to unexercised awards granted prior to such change and/or permitting the immediate exercise of any outstanding awards that are not otherwise exercisable.

Trigger Events; Change of Control. The Omnibus Incentive Plan provides that certain events, including termination for cause, resignation, termination other than for cause, retirement, death or disability, may trigger forfeiture or reduce the vesting period, where applicable, of the award, subject to the terms of the participant’s agreement. A participant’s grant agreement or any other written agreement between a participant and the Company may provide, where applicable, that unvested awards be subject to acceleration of vesting and exercisability in certain circumstances, including in the event of certain change of control transactions. The Board of Directors may at its discretion accelerate the vesting, where applicable, of any outstanding awards notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any award, provided that the period during which an option or a share appreciation right is exercisable does not exceed ten years from the date such option or share appreciation right is granted or that the restriction period relating to a restricted share unit does not exceed three years. Similarly, in the event of a change of control, the Board of Directors will have the power, in its sole discretion, to modify the terms of the Omnibus Incentive Plan and/or the awards granted thereunder (including to cause the vesting of all unvested awards) to assist the participants to tender into a take-over bid or any other transaction leading to a change of control. In such circumstances, the Board of Directors shall be entitled to, in its sole discretion, provide that any or all awards shall terminate, provided that any such outstanding awards that have vested shall remain exercisable until consummation of such change of control, and/or permit participants to conditionally exercise awards.

Amendments and Termination. The Board of Directors may suspend or terminate the Omnibus Incentive Plan at any time, or from time to time amend or revise the terms of the Omnibus Incentive Plan or of any granted award, provided that no such suspension, termination, amendment or revision will be made, (i) except in compliance with applicable law and with the prior approval, if required, of the shareholders, the New York Stock Exchange (“NYSE”), the TSX or any other regulatory body having authority over the Company, and (ii) if it would adversely alter or impair the rights of any participant, without the consent of the participant except as permitted by the terms of the Omnibus Incentive Plan, provided however, subject to any applicable rules of the NYSE and the TSX, the Board of Directors may from time to time, in its absolute discretion and without the approval of shareholders, make, amongst others, the following amendments to the Omnibus Incentive Plan or any outstanding award:

●	any amendment to the vesting provisions, if applicable, or assignability provisions of awards;

●	any amendment to the expiration date of an award that does not extend the terms of the award past the original date of expiration for such award;

●	any amendment regarding the effect of termination of a participant’s employment or engagement;

●	any amendment which accelerates the date on which any option or share appreciation right may be exercised under the Omnibus Incentive Plan;

●	any amendment to the definition of an eligible person under the Omnibus Incentive Plan;

●	any amendment necessary to comply with applicable law or the requirements of the NYSE, the TSX or any other regulatory body;

●

any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of Omnibus Incentive Plan, correct or supplement any provision of the Omnibus Incentive Plan that is inconsistent with any other provision of the Omnibus Incentive Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Incentive Plan;

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●	any amendment regarding the administration of the Omnibus Incentive Plan;

●	any amendment to add or amend provisions permitting for the granting of cash-settled awards, a form of financial assistance or clawback; and

●	any other amendment that does not require the approval of the holders of Subordinate Voting Shares pursuant to the amendment provisions of the Omnibus Incentive Plan.

For greater certainty, the Board of Directors shall be required to obtain shareholder approval to make the following amendments:

●	any increase in the maximum number of Subordinate Voting Shares that may be issuable pursuant to the Omnibus Incentive Plan;

●

except for adjustments permitted by the Omnibus Incentive Plan, any reduction in the exercise price of an option or share appreciation right or any cancellation of an option or share appreciation right and replacement of such option or share appreciation right with an option or share appreciation right with a lower exercise price, to the extent such reduction or replacement benefits an insider;

●	any extension of the term of an award beyond its original expiry time to the extent such amendment benefits an insider;

●	any increase in the maximum number of Subordinate Voting Shares that may be issuable to insiders pursuant to the insider participation limit; and

●	any amendment to the amendment provisions of the Omnibus Incentive Plan.

Except as specifically provided in an award agreement approved by the Board of Directors, awards granted under the Omnibus Incentive Plan are generally not transferable other than by will or the laws of descent and distribution.

The Company currently does not provide any financial assistance to participants under the Omnibus Incentive Plan.

Legacy Option Plan

The Company has previously granted options to acquire Class B Common Shares and Class A Junior Preferred Shares to certain directors, officers and employees under the Legacy Option Plan. In connection with the Recapitalization, such options became options to acquire Class A Common Shares under the Legacy Option Plan. In connection with the IPO, the Legacy Option Plan was amended such that options to acquire Class A Common Shares constitute options to purchase an equal number of Subordinate Voting Shares at the same exercise price, once the applicable options are otherwise vested and exercisable. The following discussion is qualified in its entirety by the full text of the Legacy Option Plan. No additional options will be granted under the Legacy Option Plan.

The Legacy Option Plan allows for the grant of options to the directors, officers and full-time and part-time employees and those of the Company’s affiliates. The Board of Directors is responsible for administering the Legacy Option Plan and has the sole and complete authority, in its sole discretion, to determine the individuals to whom options may be granted and to grant options in such amounts and, subject to the provisions of the plan, on such terms and conditions as it determines including: (i) the time or times at which options may be granted, (ii) the exercise price, (iii) the time or times when each option vests and becomes exercisable and the duration of the exercise period (provided however that the

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exercise period may not exceed 10 years), (iv) whether restrictions or limitations are to be imposed on the Subordinate Voting Shares underlying options and the nature of such restrictions or limitations and (v) any acceleration of exercisability or waiver of termination regarding any option.

Pursuant to the Legacy Option Plan, the aggregate number of shares that may be issued pursuant to the exercise of options cannot represent more than 5,899,660 Subordinate Voting Shares, which is equal to the number of Subordinate Voting Shares underlying outstanding options under the Legacy Option Plan as of the date of amendment. Following completion of the IPO, the Subordinate Voting Shares issuable upon exercise of such options represented, in the aggregate, approximately 6% of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding.

An option granted under the Legacy Option Plan is exercisable no later than ten years after the date of grant. In order to facilitate the payment of the exercise price of the options, the Legacy Option Plan allows for the participant to surrender options in order to “net exercise”, subject to the procedures set out in the Legacy Option Plan, including the consent of the Board of Directors.

Trigger Events; Change of Control. The Legacy Option Plan provides that certain events, including termination for cause, termination without cause, retirement, disability or death, may trigger forfeiture or reduce the vesting period, where applicable, of the option, subject to the terms of the participant’s agreement. The Board of Directors may, in its discretion, at any time prior to or following such events, permit the exercise of any or all options held by the optionee in the manner and on the terms authorized by the Board of Directors, provided that the Board of Directors cannot, in any case, authorize the exercise of an option beyond the expiration of the exercise period of the particular option. Otherwise, options granted may generally only be exercised during the lifetime of the optionee by such optionee personally. The Legacy Option Plan also provides that, in connection with a subdivision or consolidation of the Shares or any other capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), the Board of Directors may make certain adjustments to outstanding options and authorize such steps to be taken as may be equitable and appropriate to that end. In the event of an amalgamation, combination, plan of arrangement, merger or other reorganization, including by sale or lease of assets or otherwise, or of the payment of an extraordinary dividend, the Board of Directors may also make certain adjustments to outstanding options and authorize such steps to be taken as may be equitable and appropriate to that end. In the event of certain change of control transactions, the Board of Directors may (i) provide for substitute or replacement options of similar value from, or the assumption of outstanding options by, the acquiring or surviving entity or one or more of its affiliates; (ii) provide that all options shall terminate, provided that any outstanding vested options shall remain exercisable until consummation of such change of control transaction or (iii) accelerate the vesting of any or all outstanding options.

Amendments and Termination. The Board of Directors may, without notice, at any time from time to time, amend, suspend or terminate the Legacy Option Plan or any provisions hereof in such respects as it, in its sole discretion, determines appropriate, except that it may not without the consent of the optionee (or the representatives of his or her estate) materially alter or impair any rights or obligations arising from any option previously granted to such optionee under the Legacy Option Plan that remains outstanding.

Recapitalization. As a result of the Recapitalization, all of the outstanding options under the Legacy Option Plan became options to acquire Class A Common Shares thereunder. As of March 31, 2017, options to acquire a total of 5,810,777 Subordinate Voting Shares are outstanding under the Legacy Option Plan.

In connection with the IPO, the Legacy Option Plan was amended and restated to, among other things, include terms and conditions required by the TSX for a stock option plan and to mirror the terms of the Omnibus Incentive Plan summarized above under “—Omnibus Incentive Plan” to the extent applicable to a “legacy” stock option plan under similar circumstances.

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Employee Share Purchase Plan

In connection with the IPO, the Company adopted an employee share purchase plan (the “ESPP”), pursuant to which eligible employees will be able to acquire Subordinate Voting Shares in a convenient and systematic manner through payroll deductions. The following discussion is qualified in its entirety by the full text of the ESPP.

Unless otherwise determined by the Board of Directors, participation in the ESPP will be open to the Company’s employees in Canada and the United States who are customarily employed for at least 20 hours per week and more than five months in any calendar year. The Company currently intend to allow participation in the ESPP only by employees who are not employed in a director-level capacity or more senior capacity. Participation in the ESPP will be voluntary. Eligible employees will be able to contribute up to 10% of their gross base earnings for purchases under the ESPP and the Company will match up to one half of the contributions made by such employees.

At our option, Subordinate Voting Shares purchased under the ESPP will be issued from treasury at the market price of the Subordinate Voting Shares on such date or acquired through open market purchases, in each case in accordance with all applicable laws and the terms and conditions of the ESPP. For the purposes of the ESPP, the market price of the Subordinate Voting Shares as at a given date shall be the closing price on TSX or the NYSE, depending on the currency in which the employee’s compensation is paid, on the trading day preceding such date. The number of Subordinate Voting Shares reserved for issuance under the ESPP is equal to 500,000 Subordinate Voting Shares (representing less than 1% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares as of the closing of the IPO). Under the ESPP, Subordinate Voting Shares acquired by eligible employees will be required to be held for a period of one year.

The ESPP is administered by the Board of Directors, which may delegate its authority thereunder as contemplated by the ESPP. The Board of Directors will have the authority, in the case of special dividends or distributions, specified reorganizations and other transactions, to determine appropriate equitable adjustments, if any, to be made under the ESPP, including adjustments to the number of Subordinate Voting Shares which have been authorized for issuance under the ESPP. The Board of Directors has the right to amend, suspend or terminate the ESPP, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). Subject to certain exceptions, the Board of Directors is entitled to make amendments to the ESPP without shareholder approval.

The following table provides a summary, as at March 31, 2017, of the security-based compensation plans pursuant to which equity securities of the Company may be issued.

Equity Compensation Plan(1)	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in the first column)
Legacy Incentive Plan	5,810,777	$1.63	—
Omnibus Incentive Plan	—	—	4,689,223
ESPP	—	—	500,000
Total	5,810,777	$1.63	5,189,223

(1)

Each of the Legacy Option Plan, Omnibus Incentive Plan and ESPP were approved by shareholders of the Company on March 13, 2017. In connection with the IPO, the Company adopted the Omnibus Incentive Plan which allows the Board of Directors to grant long-term equity-based awards to eligible participants. As of the IPO, no further awards will be made under the Legacy Option Plan.

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DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Overall Approach

As a corporation incorporated under the Business Corporations Act (British Columbia) (“BCBCA”) and listed on both the TSX and the NYSE, the Company is subject to various Canadian and U.S. legislation, rules, regulations, standards and recommendations related to governance practices. The Company, through the nominating and governance committee of the Board of Directors (the “Nominating and Governance Committee”), reviews on a regular basis legislative and regulatory requirements as well as the best practice recommendations of various organizations and shareholders.

The Board and senior management believe that the Company’s current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements, including National Policy 58-201 –Corporate Governance Guidelines (the “Corporate Governance Guidelines”), the corporate governances rules of the NYSE and TSX, and the applicable Canadian and U.S. corporate and securities laws, including the provisions of the BCBCA and the applicable provisions of the U.S. Sarbanes-Oxley Act.

Foreign Private Issuer

Section 310.00 of the NYSE Listed Company Manual generally requires that a listed company’s by-laws provide for a quorum for any meeting of the holders of the company’s common shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE corporate governance rules the Company, as a foreign private issuer, has elected to comply with practices that are permitted under Canadian law in lieu of the provisions of Section 310.00. The Company’s articles provide that a quorum of shareholders shall be the holders who, in the aggregate hold at least 25% of the issued shares plus at least a majority of Multiple Voting Shares entitled to be voted at the Meeting, irrespective of the number of persons actually present at the Meeting.

Except as stated above, the Company complies with the rules generally applicable to U.S. domestic companies listed on the NYSE. The Company may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following the Company’s home country governance practices, as opposed to the requirements that would otherwise apply to a U.S. domestic company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers.

The Canadian Securities Administrators has issued the Corporate Governance Guidelines, together with certain related disclosure requirements pursuant to NI 58-101. The Company recognizes that good corporate governance plays an important role in the Company’s overall success and in enhancing shareholder value and, accordingly, the Company has adopted certain corporate governance policies and practices which reflect the Company’s consideration of the recommended Corporate Governance Guidelines.

Set out below are certain key governance practices that are, in the Company’s view, essential in creating a Board and committees that can function independently and effectively and add significant value to the Company.

Board Composition and Director Independence

The Board of Directors is currently comprised of six directors, three of whom are independent. If all proposed nominees for election to the Board of Directors at this Meeting are elected, the Board of Directors will be comprised of seven directors, four of whom are independent. Under the listing rules of

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the NYSE (the “NYSE Listing Rules”), an independent director means a person who, in the opinion of the Board of Directors, has no material relationship with the Company. Under NI 58-101, an independent director is a director who is free from any direct or indirect material relationship with the Company which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Based on information provided by each director concerning his or her background, employment and affiliations, the Board of Directors has determined that Mr. Gunn, Mr. Huët, Mr. Davison, and Ms. Chiquet, representing four of the seven members of the Board of Directors, are “independent” as that term is defined under the NYSE Listing Rules, NI 58-101 and Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”). In making this determination, the Board of Directors considered the current and prior relationships that each such non-employee director has with the Company and all other facts and circumstances the Board of Directors deemed relevant in determining their independence. Mr. Reiss is considered not independent by reason of the fact that he is the President & Chief Executive Officer. Mr. Bekenstein and Mr. Cotton are considered not independent by reason of their relationships with Bain Capital. Six of the seven proposed nominees for election to the Board of Directors are not members of the Company’s management.

The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management of the Company. For instance, the independent directors of the Company will consider, at each meeting, whether an in camera meeting without the non-independent directors and members of management would be appropriate, and will hold an in camera meeting where appropriate. In addition, any independent director may, at any time, if considered necessary to facilitate open and candid discussion among the independent directors, call a meeting or request an in camera session without management and non-independent directors. Four such meetings were held during Fiscal 2017.

Pursuant to its charter, the Nominating and Governance Committee is responsible for selecting candidates for election as independent directors, including replacements for designees of the Bain Capital Entity and Dani Reiss, as applicable, as and when they lose the right to designate a member of the Board under the Investor Rights Agreement. See “Disclosure of Corporate Governance Practices –Investor Rights Agreement”. The Board of Directors developed and approved written position descriptions for the President & Chief Executive Officer, the Chief Financial Officer, the Chairman of the Board of Directors and each chairperson of the board committees. See “Board of Directors Committees — Nominating and Governance Committee” and “Business of the Meeting — Election of Directors”.

The Board of Directors has not adopted director term limits, a retirement policy for its directors or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Nominating and Governance Committee of the Board of Directors will develop appropriate qualifications and criteria for the Board of Directors as a whole and for individual directors. The Nominating and Governance Committee will also conduct a process for the assessment of the Board of Directors, each committee and individual director regarding his, her or its effectiveness and contribution, and will also report evaluation results to the Board of Directors on a regular basis. It is further the responsibility of the Nominating and Governance Committee to develop a succession plan for the Board of Directors, including maintaining a list of qualified candidates for director positions.

The Nominating and Governance Committee is continuing to evaluate candidates to further diversify and strengthen the Board of Directors. Under the BCBCA, the Board of Directors may be expanded following the Meeting by up to one-third of the number of directors elected at the Meeting.

Directorship of Other Reporting Issuers

Members of the Company’s Board of Directors are also members of the boards of other public companies. See “Business of the Meeting — Election of Directors — Nominees for Election to the Board of Directors”. The Board of Directors did not adopt a director interlock policy but is keeping informed of other public directorships held by its members. As at July 7, 2017, the Company’s directors that served together on any other company’s board of directors were Messrs. Bekenstein and Gunn who both serve on the board of directors of Dollarama Inc.

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Mandate of the Board of Directors

The Board of Directors is responsible for supervising the management of the business and affairs of the Company, including providing guidance and strategic oversight to management. The Board of Directors holds regularly scheduled meetings as well as ad hoc meetings from time to time. The Board of Directors has adopted a formal mandate for the Board of Directors. The responsibilities of the Board of Directors include:

•	adopting a strategic planning process, approving the principal business objectives for the Company and approving major business decisions and strategic initiatives;

•

appointing the President & Chief Executive Officer of the Company and developing the corporate goals and objectives that the President & Chief Executive Officer should meet, and reviewing the performance of the President & Chief Executive Officer against such goals and objectives;

•	overseeing communications with shareholders, other stakeholders, analysts and the public, including the adoption of measures for receiving feedback from stakeholders; and

•	monitoring the implementation of procedures, policies and initiatives relating to corporate governance, risk management, corporate social responsibility, health and safety, ethics and integrity.

Under its mandate, the Board of Directors is entitled, among other things, to delegate certain matters it is responsible for to Board committees and to engage outside advisers, at the Company’s expense, where, in its view, additional expertise or advice is required. The text of the Board of Directors’ mandate is attached to this Circular as “Schedule A”.

Position Descriptions

The Chairman of the Board of Directors and Committee Chairs

The responsibilities of the Chairman of the Board of Directors are set out in a written position description, which provides that the Chairman is expected to provide leadership to the Board of Directors, and to set the tone for the Board of Directors to foster effective, ethical and responsible decision-making by them. Among other things, the Chairman presides at meetings of the Board of Directors and generally oversees direction and administration of the Board if Directors, ensuring that the Board of Directors works as a cohesive team, builds a strong corporate governance culture and carries out its duties. The Chairman acts as liaison between the Board of Directors and management, and provides advice and counsel to committee chairpersons and fellow directors. The Chairman works with the senior management team to monitor progress on strategic planning and implementation. The Chairman also works with committees of the Board of Directors to ensure appropriate and effective committee structure and composition.

The Chief Executive Officer and Chief Financial Officer

The Board of Directors intends that the role and responsibilities of the President & Chief Executive Officer are to develop the Company’s vision and strategy and to establish the strategic and operational priorities of the Company and provide leadership support to the Company’s officers for the effective overall management of the business. The Board of Directors intends that the Chief Financial Officer will have full oversight of the Company’s finance function, including accounting and controls, planning and analysis and tax and treasury. In addition, the Chief Financial Officer will be a critical leader in the creation, execution and support of the Company’s global growth strategy. To this end, the Chief Financial Officer will act as a business partner to the President & Chief Executive Officer and the Company’s officers, providing broad oversight and trusted advice, both at a strategic and tactical level.

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The Board of Directors has also developed and approved written position descriptions for the committee chairpersons. See “Board of Directors Committees—Audit Committee,” “Board of Directors Committees—Nominating and Governance Committee” and “Board of Directors Committees—Compensation Committee”.

Board of Directors Committees

The Board of Directors ensures that the composition of its committees meets applicable statutory independence requirements as well as any other applicable legal and regulatory requirements.

Audit Committee

The Audit Committee must be composed of a minimum of three directors, the majority of whom meet the independence requirements, including the heightened independence standards for members of the Audit Committee, of the NYSE, the SEC, the BCBCA, NI 58-101 and under Rule 10A-3 of the Exchange Act. The Audit Committee is composed of Mr. Cotton, Mr. Davison, Mr. Gunn and Mr. Huët, with Mr. Gunn serving as chairperson of the Audit Committee. Mr. Davison will replace Mr. Gunn as chairperson of the Audit Committee on July 14, 2017. The Board of Directors has determined that Mr. Gunn, Mr. Davison and Mr. Huët meet the independence requirements under the rules of the NYSE, the SEC, the BCBCA, NI 58-101 and under Rule 10A-3 of the Exchange Act. Within one year following the effective date of the U.S. registration statement relating to the IPO, the Audit Committee is required to consist exclusively of independent directors.

The Board of Directors has determined that each of the members of the Audit Committee is “financially literate” within the meaning of the NYSE rules and NI 58-101, and that the Committee Chair, Mr. Davison, has been identified as an “audit committee financial expert” as required by the NYSE corporate governance rules and the rules adopted by the SEC in accordance with the Sarbanes-Oxley Act and the rules promulgated thereunder by the NYSE. Please see “Election of Directors – Description of Proposed Director Nominees” for a description of the education and experience of each of Mr. Cotton, Mr. Davison, Mr. Gunn and Mr. Huët that is relevant to the performance of their responsibilities as an audit committee member.

The Board has adopted a written charter describing the mandate of the Audit Committee. The charter of the Audit Committee reflects the purpose of the Audit Committee, which is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to ensuring that adequate procedures are in place for the review of the Company’s public disclosure documents that contain financial information, ensuring that an effective internal audit process has been implemented, ensuring that an effective risk management and financial controls framework has been implemented and tested by the Company’s management, providing better communication between directors, management, internal auditors and external auditors, overseeing the work and reviewing the independence of the external auditors and reporting to the Board of Directors on any outstanding issue.

The responsibilities of the chairperson of the Audit Committee are set forth in a written position description, which provides that the chairperson of the Audit Committee presides at meetings of the committee, ensures the efficiency of the committee and that the committee carries out its duties. The chairperson of the Audit Committee also acts as liaison between the committee and the Board of Directors.

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Nominating and Governance Committee

The Nominating and Governance Committee is composed of Mr. Bekenstein, Mr. Cotton and Mr. Reiss, with Mr. Cotton serving as chairperson of the committee. All members of the Nominating and Governance Committee have a working familiarity with corporate governance and nomination matters.

The Board of Directors has adopted a written charter describing the mandate of the Nominating and Governance Committee. The charter of the Nominating and Governance Committee reflects the purpose of the Nominating and Governance Committee, which includes developing and recommending to the Board of Directors criteria for membership on the Board of Directors and its committees; recommending to the Board of Directors the persons to be nominated for election as directors and to each of the committees of the Board of Directors; developing a succession plan for the Board of Directors, including maintaining a list of qualified candidates; assessing the independence of directors within the meaning of securities laws and stock exchange rules as applicable; considering resignations by directors submitted pursuant to the majority voting policy, and making recommendations to the Board of Directors as to whether or not to accept such resignations; reviewing and making recommendations to the Board of Directors in respect of the corporate governance principles; providing for new director orientation and continuing education for existing directors on a periodic basis; performing an evaluation of the performance of the Nominating and Governance Committee; and overseeing the evaluation of the Board of Directors and its committees.

The charter of the Nominating and Governance Committee also provides that the committee is charged with selecting candidates for election as directors. In identifying new candidates for the Company’s Board of Directors, the Nominating and Governance Committee will consider what competencies and skills the Board of Directors, as a whole, should possess, assess what competencies and skills each existing director possesses, considering the Board of Directors as a group, with each individual making his or her own contribution, the personality and other qualities of each director and the overall diversity of the Board of Directors, particularly with respect to the representation of women on the Board of Directors, as these may ultimately determine the boardroom dynamic. Individuals selected as nominees shall have the highest personal and professional integrity, shall have demonstrated exceptional ability and judgment, shall be able to devote sufficient time and resources to his or her duties and shall, in the opinion of the Nominating and Governance Committee, be most effective, in conjunction with the other directors, in collectively serving the long-term interests of the Company.

The responsibilities of the chairperson of the Nominating and Governance Committee are set forth in a written position description, which provides that the chairperson of the Nominating and Governance Committee presides at meetings of the committee, ensures the efficiency of the committee and that the committee carries out its duties. The chairperson of the Nominating and Governance Committee also acts as liaison between the committee and the Board of Directors.

In fulfilling its duties regarding the selection of new candidates to the Board of Directors, the Nominating and Governance Committee may from time to time retain the services of an outside advisory firm in order to provide additional expertise and encourage an objective nominating process.

Compensation Committee

The Compensation Committee must be composed of at least two directors. The Compensation Committee is currently composed of Mr. Bekenstein and Mr. Cotton. Mr. Bekenstein is the chair of the Compensation Committee.

The primary purpose of the Compensation Committee is to assist the Board of Directors in fulfilling its oversight responsibilities and to make recommendations to the Board of Directors with respect to the compensation of the directors and executive officers. The principal responsibilities and duties of the Compensation Committee include: selecting and appointing the President & Chief Executive Officer, providing oversight to the appointment and termination of other executive officers, ensuring that

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succession planning programs are in place for the President & Chief Executive Officer and other executive officers, evaluating the Company’s President & Chief Executive Officer’s and other executive officers’ performance in light of the goals and objectives established by the Board of Directors and, based on such evaluation, with appropriate input from other independent members of the Board of Directors, determining the President & Chief Executive Officer’s and other executive officers’ compensation and satisfying itself as to the integrity of the executive officers and the contribution of the executive officers in creating a culture of integrity throughout the organization.

The responsibilities of the Compensation Committee also include providing advice to the Board of Directors regarding the overall compensation strategy for the Company’s employees, administering the Company’s equity-based plans and management incentive compensation plans and making recommendations to the Board of Directors about amendments to such plans and the adoption of any new employee incentive compensation plans and engaging independent counsel and other advisers, as necessary, and determining funding of various services provided by accountants or advisers retained by the Compensation Committee.

The responsibilities of the chairperson of the Compensation Committee are set forth in a written position description, which provides that the chairperson of the Compensation Committee presides at meetings of the committee, ensures the efficiency of the committee and that the committee carries out its duties. The chairperson of the Compensation Committee also acts as liaison between the committee and the Board of Directors.

Orientation and Continuing Education

The Company follows an orientation program for new directors under which a new director will meet separately with the Chair of the Board of Directors, with individual directors and members of the senior executive team. A new director will be presented with comprehensive orientation and education as to the Company’s business, operations and corporate governance (including the role and responsibilities of the Board of Directors, each committee, and directors individually).

The chairman of the Board of Directors, in conjunction with the Nominating and Governance Committee, is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of the Company’s business remains current. The chairperson of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate.

Code of Business Conduct and Ethics

The Company has a written code of business conduct and ethics (the “Code of Business Conduct and Ethics”) that applies to all directors, officers, employees, consultants and contractors of the Company, including those employed by subsidiaries. The objective of the Code of Business Conduct and Ethics is to provide guidelines for maintaining the Company’s commitment to conduct its business and affairs with honesty and integrity and in accordance with high ethical and legal standards. The Code of Business Conduct and Ethics sets out guidance with respect to conflicts of interest and corporate opportunities, protection and proper use of corporate assets, confidentiality and integrity of corporate information, fair dealing, compliance with laws, rules and regulations, commitment to traceability and transparency and reporting of any illegal or unethical behaviour.

The Company has adopted a conflict of interest policy (the “Conflict of Interest Policy”) providing guidelines regarding the avoidance of conflicts of interest, and providing a means for any directors, officers or employees of the Company to communicate potential conflicts to the Company who will consider the facts and circumstances of the situation to decide whether corrective or mitigating action is appropriate. As part of the Conflict of Interest Policy, any person subject to the Code of Business Conduct and Ethics is required to avoid or fully disclose interests or relationships that are harmful or detrimental to the Company’s best interests or that may give rise to real, potential or the appearance of conflicts of interest.

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The Board of Directors has also adopted a code of ethics (the “Code of Ethics”) that sets out the fundamental values and standards of behavior that are expected from the President & Chief Executive Officer and the senior financial officers of the Company with respect to all aspects of the Company’s business. The objectives of the Code of Ethics is to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely and understandable disclosure in period reports required to be filed by the Company and other public communications made by the Company; compliance with all applicable rules and regulations that apply to the Company; prompt internal reporting to an appropriate person(s) of violations of the Code of Ethics; and accountability for the adherence to the Code of Ethics.

A director who has a material interest in a matter before the Board of Directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by the Board of Directors or any committee on which he or she serves, such director may be required to excuse himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with the relevant provisions of the BCBCA regarding conflicts of interest.

Management of the Company, in conjunction with the Audit Committee, has established policies and procedures by which all complaints or concerns can be reported by directors, officers, employees, consultants and contractors of the Company and its subsidiaries and third parties regarding instances of misconduct including illegal or unethical behaviour, fraudulent activities, and violation of Company policies, particularly with respect to accounting, internal accounting controls or auditing matters, without fear of victimization, subsequent discrimination or disadvantage and are properly investigated, documented and brought to an appropriate resolution in a timely manner.

The Audit Committee is responsible for assisting the Board of Directors in reviewing and evaluating the Code of Business Conduct and Ethics and the Code of Ethics (the “Codes”) periodically, reviewing the system that the Company’s management will establish to enforce the Codes and reviewing management’s monitoring of the Company’s compliance with the Codes.

The full text of the Code of Business Conduct and Ethics and the Code of Ethics are available on the Company’s website at www.canadagoose.com and SEDAR profile at www.sedar.com.

Diversity

The Nominating and Governance Committee believes that having a diverse Board of Directors can offer a breadth and depth of perspectives that enhance the Company’s performance. The Nominating and Governance Committee values diversity of abilities, experience, perspective, education, gender, background, race and national origin. Recommendations concerning director nominees are based on merit and past performance as well as expected contribution to the Board of Director’s performance and, accordingly, diversity is taken into consideration. Currently none of the members of the Board of Directors are women. If Ms. Chiquet is elected to the Board of Directors at the Meeting, there will be one woman on the Board of Directors (being approximately 14.3%) if all seven director nominees are elected to the Board of Directors at the Meeting.

The Company similarly believes that having a diverse and inclusive organization overall is beneficial to the Company’s success, and the Company is committed to diversity and inclusion at all levels of its organization to ensure that the Company attracts, retains and promotes the brightest and most talented individuals. The Company has recruited and selected senior management candidates that represent a diversity of business understanding, personal attributes, abilities and experience. Currently, four out of 13 members (or approximately 30.8%) of the Company’s senior management team are women.

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The Company does not currently have a formal policy for the representation of women on the Board of Directors or senior management. The Nominating and Governance Committee and senior management team takes gender and other diversity representation into consideration as part of their overall recruitment and selection process. The Company has not adopted targets for gender or other diversity representation in part due to the need to consider a balance of criteria for each individual appointment.

The Company anticipates that the composition of the Board of Directors will in the future be shaped by the selection criteria to be developed by the Board of Directors and Nominating and Governance Committee, ensuring that diversity considerations are taken into account in senior management, monitoring the level of women representation on the Board of Directors and in senior management positions, continuing to broaden recruiting efforts to attract and interview qualified female candidates, and committing to retention and training to ensure that the Company’s most talented employees are promoted from within the Company’s organization, all as part of the Company’s overall recruitment and selection process to fill board or senior management positions as the need arises and subject to the rights of the Company’s principal shareholders under agreements with the Company.

Investor Rights Agreement

Bain and DTR LLC have certain rights to designate members of the Board of Directors pursuant to the Investor Rights Agreement, which provide that the Principal Shareholders party thereto at the relevant time to elect members of the Board of Directors in accordance with the provisions thereof.

The Bain Capital Entity is now entitled to designate 50% of directors (rounding up to the next whole number) for so long as it holds at least 40% of the number of Subordinate Voting Shares and Multiple Voting Shares outstanding, provided that this percentage will be reduced (i) to the greater of one director or 30% of directors (rounding up to the next whole number) once the Bain Capital Entity holds less than 40% of the Subordinate Voting Shares and Multiple Voting Shares outstanding, (ii) to the greater of one director or 10% of directors (rounding up to the next whole number) once the Bain Capital Entity holds less than 20% of the Subordinate Voting Shares and Multiple Voting Shares outstanding, and (iii) to none once the Bain Capital Entity holds less than 5% of the Subordinate Voting Shares and Multiple Voting Shares outstanding. For so long as the Bain Capital Entity has a right to designate one or more directors under the Investor Rights Agreement, the Bain Capital Entity is entitled to designate one director for appointment to each committee of the Board of Directors, subject to applicable law and the rules of the NYSE and TSX.

DTR LLC is now entitled to designate one director for as long as it holds 5% or more of the Subordinate Voting Shares and Multiple Voting Shares outstanding.

In accordance with the terms of the Investor Rights Agreement, the Nomination and Governance Committee is charged under its charter with selecting candidates for election as directors other than the nominees designated by the Principal Shareholder pursuant to the Investor Rights Agreement, including replacements for designees of the Bain Capital Entity and Dani Reiss, as and when they lose the right to designate a member of the Board under the Investor Rights Agreement. See “Disclosure of Corporate Governance Practices – Investor Rights Agreement”.

Majority Voting Policy

In accordance with the requirements of the TSX, the Board of Directors has adopted a majority voting policy to the effect that a nominee for election as a director of the Company who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders will be expected to offer to tender his or her resignation to the Chairman of the Board of

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Directors promptly following the meeting of shareholders at which such director was elected. The Nominating and Governance Committee will consider such offer and make a recommendation to the Board of Directors whether to accept it or not. The Board of Directors will promptly accept the resignation unless it determines, in consultation with the Nominating and Governance Committee, that there are exceptional circumstances that should delay the acceptance of the offer to resign or justify rejecting it. The Board of Directors will make its decision and announce it in a press release within 90 days following the applicable meeting of shareholders. A director who tenders a resignation pursuant to the majority voting policy will not participate in any meeting of the Board of Directors or the Nominating and Governance Committee at which the resignation is considered. The majority voting policy applies for uncontested director elections, being elections where (a) the number of nominees for election as director is the same as the number of directors to be elected, as determined by the Board of Directors, and (b) no proxy materials are circulated in support of one or more nominees who are not part of the director nominees supported by the Board of Directors.

Advance Notice Requirements for Director Nominations

The Company’s articles contain certain advance notice provisions with respect to the election of directors (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings, (ii) ensure that all shareholders receive adequate notice of board nominations and sufficient information with respect to all nominees and (iii) allow shareholders to register an informed vote. Only persons who are nominated in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide the Company notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 –Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

These provisions could have the effect of delaying until the next shareholder meeting the nomination of certain persons for director that are favored by the holders of a majority of the outstanding Shares.

Forum Selection

The Company’s articles include a forum selection provision that provides that, unless the Company consents in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on the Company’s behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers, or other employees to the Company; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the BCBCA or the Company’s articles; or (iv) any action or proceeding asserting a claim otherwise related to the relationships among the Company’s, the Company’s affiliates and their respective shareholders, directors and/or officers, but excluding claims related to the Company’s business or such

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affiliates. The forum selection provision also provides that the Company’s security holders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions.

Limitation of Liability and Indemnification

Pursuant to the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company’s request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an “indemnifiable person”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him, her or it in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person’s position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles or by applicable law. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application from an indemnifiable person, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement.

As permitted by the BCBCA, the Company’s articles require the Company to indemnify its directors, officers, former directors or officers (and such individual’s respective heirs and legal representatives) and permit the Company to indemnify any person to the extent permitted by the BCBCA.

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ADDITIONAL INFORMATION

Indebtedness of Directors and Executive Officers

None of the directors or proposed director nominees, executive officers, employees, former directors, former executive officers or former employees of the Company or any of its subsidiaries, and none of their associates, is or has, at any time since the beginning of the Company’s most recently completed fiscal year, been indebted to the Company or any of its subsidiaries. Additionally, the Company or any of its subsidiaries has not provided any guarantee, support agreement, letter of credit or other similar agreement or understanding in respect of any indebtedness of any such person to any person or entity, except for routine indebtedness as defined under applicable securities legislation.

Interest of Certain Persons and Companies in Matters to be Acted Upon

No director, proposed director nominee or officer of the Company, or any person who has been a director or officer of the Company at any time since the beginning of the Company’s last fiscal year, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than as set forth herein.

Interest of Informed Persons in Material Transactions

No informed persons of the Company, proposed director, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction in the last fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, other than as set forth herein.

Available Information

Additional information about Canada Goose, including the Company’s Annual Report on Form 20-F, its audited consolidated financial statements and notes thereto and related management’s discussion and analysis for Fiscal 2017 are accessible on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, on the Company’s website at investor.canadagoose.com, or by contacting Canada Goose by mail at Canada Goose ATTN: Investor Relations, Canada Goose Inc. PO Box 61070 Eglinton\Dufferin RO Toronto, Ontario M6E 5B2; by phone at (416) 780-9850; or by email at IR@canadagoose.com. Shareholders may, upon request made to Mr. David Forrest, General Counsel, Senior Vice President of the Company, at 250 Bowie Avenue, Toronto, Ontario M6E 5B2, receive a hard copy of the Company’s complete audited financial statements and notes thereto and related management’s discussion and analysis for Fiscal 2017.

Shareholder Proposals for Next Annual Meeting of Shareholders

The Company received no shareholder proposal for inclusion in this Circular. The Company will include proposals from shareholders that comply with applicable laws in next year’s management information circular for its next annual shareholder meeting to be held in respect of the fiscal year ending on March 31, 2018. Shareholder proposals must be received prior to the close of business on May 14, 2018 and be sent to Mr. David Forrest, General Counsel, Senior Vice President of the Company, at 250 Bowie Avenue, Toronto, Ontario, M6E 5B2.

46	2017 Management Information Circular

Approval by Directors

The contents and the sending to the shareholders of this Circular have been approved by the Board of Directors of the Company.

Dated at Toronto, this 7th day of July, 2017.

Dani Reiss, C.M.

Chairman of the Board of Directors,

President & Chief Executive Officer

47	2017 Management Information Circular

SCHEDULE A

CANADA GOOSE HOLDINGS INC.

MANDATE OF THE BOARD OF DIRECTORS

1.	PURPOSE

The Board of Directors (the “Board”) of Canada Goose Holdings Inc., a corporation existing under the laws of British Columbia (the “Company”) is responsible for the stewardship of the Company. Its members (the “Directors”) are elected by shareholders of the Company. The purpose of this Mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

2.	RESPONSIBILITIES AND POWERS OF THE BOARD

Pursuant to applicable laws, in exercising their powers and discharging their duties, Directors must act honestly and in good faith with a view to the best interest of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, both as Directors and as members of the Board Committees. Directors are ultimately accountable and responsible for providing experienced and effective leadership in supervising the management of the business and affairs of the Company, including providing guidance and strategic oversight to management. The responsibilities of the Board include:

Leadership in Corporate Strategy

●

Adopting a strategic planning process, approving, on at least an annual basis, the principal business objectives for the Company, which consider, among other things, the opportunities and risks of the business, and monitoring management’s success in implementing the strategy and achieving its goals.

Management of Risk

●

Identifying the principal risks applicable to the Company, ensuring that procedures are in place for the management of those risks with a view to the long-term viability of the Company and its assets and conducting an annual review of such risks.

Corporate Governance

●	Overseeing the Company’s corporate governance policies and practices and their disclosure in public disclosure documents.
●

Monitoring the size and composition of the Board, determining the appropriate qualifications and criteria for the selection of Board members and overseeing the nomination process for new Directors, in each case subject to the terms of any agreement between shareholders of the Company and the Company.

●	Developing a succession plan for the Directors, including maintaining a list of qualified candidates for Director positions.
●	Developing position descriptions for the Chair of the Board and the Chair of each Board Committee.
●	Developing a process for the regular assessment of the effectiveness and contribution of the Board, the Committees of the Board and the individual Directors.

●

Ensuring that all new Directors receive a comprehensive orientation with respect to the role of the Board and its Committees and nature and operation of the Company’s business as well as the contribution individual Directors are expected to make (including, in particular, the commitment of time and resources that the Company expects from its Directors).

●

Providing continuing education opportunities for all Directors, so that individuals may maintain or enhance their skills and abilities as Directors, as well as ensuring their knowledge and understanding of the Company’s business remains current.

Ethical Standards and Compliance with Rules and Regulations

●	Adopting a Code of Business Conduct and Ethics applicable to Directors, officers and employees of the Company and setting the appropriate “tone at the top”.
●	Satisfying itself of the integrity of the CEO and the other executive officers and ensuring that the CEO and other executive officers create a culture of integrity throughout the organization.
●

Monitoring compliance with the Code of Business Conduct and Ethics (any waivers from the Code of Business Conduct and Ethics that are granted for the benefit of the Company’s Directors or executive officers should be granted by the Board or a Board Committee only).

●

Adopting and monitoring compliance with key corporate policies and procedures designed to ensure that the Company, its Directors, officers and employees comply with all applicable laws, rules and regulations and conduct their business ethically and with honesty and integrity.

●	Monitoring the implementation of procedures and initiatives relating to corporate social and environmental responsibilities, and health and safety rules and regulations in the organization.
●

Ensuring that there are adequate whistleblower procedures for the Board to be apprised on a timely basis and in sufficient detail of all concerns raised by Directors, officers, employees, consultants and contractors of the Company and external parties regarding instances of misconduct including illegal or unethical behavior, fraudulent activities, and violation of company policies, particularly with respect to accounting, internal accounting controls or auditing matters and that such concerns are properly received, reviewed, investigated, documented and brought to an appropriate resolution. The whistleblower procedures shall make it clear that reports of wrong-doings or suspected wrong-doings can be made confidentially and anonymously (if so desired) without fear of victimization, subsequent discrimination or disadvantage.

Oversight of the CEO and Executives

●

Appointing the Chief Executive Officer (the “CEO”) and developing the corporate goals and objectives that the CEO is responsible for meeting, and reviewing the performance of the CEO against such goals and objectives.

●	Developing, together with the CEO, a position description for the CEO, which includes delineation of management’s responsibilities.
●	Approving the appointment of the senior officers of the Company and the assessment of each senior officer’s contribution to the achievement of the Company’s strategy.
●	Evaluating the performance of the CEO and other executive officers against the objectives established by the Board.
●

Succession planning, including the approval of a succession plan for the CEO and other members of the executive team and senior management, and ensuring that the Company has effective programs in place for leadership development and the appointment, training and supervision of management.

●	Establishing the goals and objectives relevant to the compensation philosophy, overseeing executive compensation and evaluating risks associated with executive compensation and incentive plans.

Monitoring of Financial Performance

●

Approving the Company’s Financial Statements, Management’s Discussion and Analysis, Earnings Press Releases (including financial outlook, future-oriented financial information and other forward-looking information) and other disclosure material filed with the securities commissions.

●	Reviewing and approving annual operating plans, budgets and significant capital allocations and expenditures and periodically receive an analysis of actual results versus approved budgets.
●

Serving as an advisor to management and reviewing and approving major business decisions including material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, and acquisitions and dispositions of material capital assets.

Integrity of Internal Control and Management Information Systems

●	Monitoring internal controls and management information systems, and reviewing related procedures and reporting.

Shareholder Communications and Disclosure

●	Overseeing compliance with disclosure requirements applicable to the Company, including disclosure of material information in accordance with applicable securities laws and stock exchange rules.
●

Adopting a communication policy for the Company and overseeing communications with shareholders, other stakeholders, analysts and the public, including the adoption of measures for receiving feedback from stakeholders and reporting annually to shareholders on its stewardship for the preceding year.

The Board may delegate, subject to applicable laws, responsibility for the day-to-day management of the Company’s business and affairs to the Company’s senior officers and shall supervise such senior officers appropriately.

The Board shall develop formal Authority Guidelines delineating authority retained by the Board and authority delegated to the CEO and the other members of senior management. The Authority Guidelines shall also clearly state matters which should be presented to the Board and its Committees. These matters shall include significant changes to management structure and appointments; strategic and policy considerations; major marketing initiatives; significant agreements, contracts and negotiations; significant finance related; and, other general matters.

The Board may delegate, subject to applicable laws, certain matters it is responsible for to Board Committees, presently consisting of the Audit Committee, the Nominating and Governance Committee and the Compensation Committee. The Board shall appoint from among its members the members of each Board Committee, in consultation with the Nominating and Governance Committee.

All standing Committees will operate pursuant to a written Charter, which sets forth the responsibilities of the Committee and powers that the Committee has. The Charters of all Committees will be subject to periodic review and assessment by each Committee and each Committee shall recommend any proposed charter changes to the Board.

3.	COMPOSITION AND QUALIFICATION

The Board retains the responsibility for managing its own affairs, including planning its composition, selecting its Chairman and/or Lead Director, appointing Board Committees and determining Directors’ compensation. While it is appropriate to confer with management on the selection of candidates to be nominated as members of the Board, the ultimate selection shall be determined by the existing independent members of the Board.

The Board and each of its Committees shall be comprised of that number of Directors as shall be determined from time to time by the Board (subject to the terms of any agreement between shareholders of the Company and the Company). The Board and each of its Committees shall include at least the minimum number of “independent” Directors mandated by applicable corporate and securities laws and stock exchange rules, unless otherwise permitted by applicable phase-in rules and exemptions. In determining independence, the Board will consider the definition of independence set forth in applicable laws and regulations, as well as other factors that will contribute to effective oversight and decision-making by the Board.

The Board shall establish formal processes for determining the independence of its members as well as dealing with any conflict of interest situations. Directors shall recuse themselves from a matter where there may be a perception of conflict or a perception that they may not bring objective judgment to the consideration of the matter.

Except for Directors who are also officers of the Company, no Director shall receive from the Company any compensation other than the fees to which he or she is entitled as a Director of the Company or a member of a Committee. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to Directors. Directors who are also officers of the Company shall not be entitled to receive any Directors’ fees or other compensation in respect of their duties as Directors.

The Board shall adopt a majority voting policy to the effect that a nominee for election as a Director of the Company who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders shall be expected to offer to tender his or her resignation to the Chairman of the Board promptly following the meeting of shareholders. The Nominating and Governance Committee shall consider such offer and make a recommendation to the Board whether to accept it or not. The Board shall promptly accept the resignation unless it determines, in consultation with the Nominating and Governance Committee, that there are exceptional circumstances that should delay the acceptance of the offer to resign or justify rejecting it. The Board shall make its decision and announce it in a press release within 90 days following the applicable meeting of shareholders. A Director who tenders a resignation pursuant to the majority voting policy shall not participate in any meeting of the Board or the Nominating and Governance Committee at which the resignation is considered.

In connection with the nomination or appointment of individuals as Directors, the Board is responsible for:

a)	Considering what competencies and skills the Board should possess
b)	Assessing what competencies and skills each existing Director possesses
c)

Considering the diversity of candidates (abilities, experience, perspective, education, gender, background, race and national origin) particularly with respect to the representation of women on the Board of Directors

d)	Considering the appropriate size of the Board, with a view to facilitating effective decision making

4.	EXPECTATIONS FROM BOARD MEMBERS

In addition to acting honestly and in good faith with a view to the best interest of the Company, and exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, the Directors are expected to:

●	Commit the requisite time for all of the Board’s business
●	Make all reasonable efforts to attend all Board and Committee meetings
●

Be sufficiently familiar with the business of Canada Goose, including its financial statements and capital structure, and the risks and competition it faces, to facilitate active and effective participation in the deliberations of the Board and of each of its Committees

●	Know how to read financial statements, and understand the use of financial ratios and other indices for evaluating financial performance
●	Review the materials provided by management in advance of the Board and Committee meetings

●

Advise the Chair of the Nominating and Governance Committee before accepting any new membership on other boards of directors or any other significant commitment involving an affiliation with other related businesses or governmental units. The Company values the experiences Board members bring from other boards on which they serve, but recognizes that those boards may also present demands on a member’s time and availability, and may also present conflicts of interest or other legal issues.

Directors are invited to contact the CEO at any time to discuss any aspect of the Company’s business. While respecting organizational relationships and lines of communication, members of the Board shall have complete access to other members of management. Directors shall be afforded frequent opportunities to meet with the CEO, CFO and other members of management in Board and Committee meetings and in other formal or informal settings.

5.	MEETINGS

A Chair of the Board shall be appointed by the Board by majority vote.

The Board shall hold regularly scheduled meetings and such special meetings as circumstances dictate. Meetings of the Board will be held at such times and places as the Chair may determine. Committee meetings may be held in person or telephonically.

A.	Holding and Recording Meetings

The Chair, if present, will act as the chair of meetings. If the Chair is not present at a meeting, the Directors will appoint another Director to act as Chair of the meeting. The person acting as the Corporate Secretary of the Company (the “Secretary”) will be the Secretary of all meetings and will maintain minutes of all meetings and deliberations of the Board. If the Secretary is not in attendance at any meeting, the Board will appoint another person who may, but need not, be a Director to act as the Secretary of that meeting.

At each regular Board meeting, each Committee that held a meeting subsequent to the last Board meeting and prior to the current Board meeting shall present a brief summary of its Committee meeting to the Board, including the principal subjects discussed and the conclusions and actions of the Committee. In general, the Chairman of the appropriate Committee will present such report.

Subject to any agreement between the shareholders of the Company:

a)	A majority of Directors will constitute a quorum for a meeting of the Board
b)	Each Director will have one vote and decisions of the Board will be made by an affirmative vote of the majority
c)	The Chair will not have a deciding or casting vote in the case of an equality of votes
d)	The powers of the Board may also be exercised by written resolutions signed by all Directors

The Board may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Board.

The independent Directors will consider, on the occasion of each meeting, whether an in camera meeting without the non-independent directors and members of management would be appropriate and that they will hold an in camera meeting without the non-independent directors and members of management where appropriate. When the Chair is not an independent Director, the Lead Director or an independent Director shall chair the executive sessions and forward as appropriate to the Chair and to the CEO questions, comments or suggestions made at in camera meetings.

B.	Agenda and Notice

In advance of every meeting of the Board, the Chair, with the assistance of the Secretary, will prepare and distribute to the Directors and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Board may require officers and employees of the Company to produce such information and reports as the Board may deem appropriate in order for it to fulfill its duties.

C.	Confidentiality

Subject to the terms of any agreement between shareholders of the Company and the Company, Directors shall maintain the absolute confidentiality of the deliberations and decisions of the Board and its Committees and information received at any meeting, except as may be required by law or as may be determined, from time to time, by the Board, or if the information is publicly disclosed by the Company.

6.	LIMITATIONS ON BOARD’S DUTIES

Each of the Board and its Committees shall discharge its responsibilities, and Directors shall assess the information provided by management and any external advisors, including the external auditor, in accordance with their business judgment. Directors are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, the accuracy and completeness of the information provided, and representations made by management as to any audit or non-audit services provided by the external auditor.

In contributing to the Board’s discharge of its duties under this Mandate (including, without limitation, through involvement with any standing or special Committee of the Board), each Director shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Mandate is intended or may be construed as imposing on any Director a standard of care or diligence that is in any way more onerous or extensive than the standard to which the Directors are subject under applicable law. This Mandate is not intended to change or interpret the articles of the Company or any federal, provincial or state law, regulation or rule or stock exchange rule to which the Company is subject, and this Mandate should be interpreted in a manner consistent with all such applicable laws, regulations and rules.

The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively. The terms contained herein are not intended to give rise to civil liability on the part of the Company or its Directors or Officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

7.	ACCESS TO INFORMATION AND AUTHORITY

The Board shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Board may request that any officer or other employee of the Company or any advisor to the Company meet with the Board and its advisors, as it deems necessary to carry out its responsibilities.

The Board has the authority to retain, at the Company’s expense, independent legal, financial, compensation consulting and other advisors, consultants and experts, to assist the Board in fulfilling its duties and responsibilities, including sole authority to retain and to approve any such firm’s fees and other retention terms, provided such engagement is first approved by the Chair.

8.	REVIEW OF MANDATE

The Board will annually review and assess the adequacy of this Mandate. The Board may, from time to time, amend this Mandate.